      As filed with the Securities and Exchange Commission on May 21, 2002


                                                     Registration No. 333-43986
===============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                ----------------


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                              AMEDORE HOMES, INC.
          (Name of small business issuer as specified in its charter)

                                ----------------

           New York                                    1520                                   14-1608830
(State or other jurisdiction of             (Primary Standard Industrial                (IRS Employer I.D. No.)
 incorporation or organization)              Classification Code Number)

                                ----------------

                                3434 Carman Road
                          Schenectady, New York 12303
                                 (518) 355-7080
   (Address and telephone number of principal executive offices and principal place of business)

                                ----------------

                             George A. Amedore, Sr.
                            Chief Executive Officer
                              Amedore Homes, Inc.
                                3434 Carman Road
                          Schenectady, New York 12303
                                 (518) 355-7080
                            (518) 355-5571 facsimile
           (Name, address and telephone number of agents for service)

                                ----------------

                                   Copies to:


                     Jay M. Kaplowitz, Esq.                             Gregory Sichenzia, Esq.
         Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP          Sichenzia Ross Friedman Ference LLP
                      101 East 52nd Street                           1065 Avenue of the Americas
                    New York, New York 10022                           New York, New York 10018
                         (212) 752-9700                                    (212) 930-9700
                    (212) 980-5192 facsimile                          (212) 930-9725 facsimile


                                ----------------

   Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
===============================================================================

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                   Subject to Completion, Dated May 21, 2002


PRELIMINARY PROSPECTUS




                              Amedore Homes, Inc.


                        1,000,000 Shares of Common Stock


   This is an initial public offering of 1,000,000 shares of common stock of Amedore Homes, Inc. at an assumed initial public offering price of $7.00 per share.


   Prior to this offering, there has been no public market for our common stock. We have filed an application to have our common stock listed on the American Stock Exchange, under the symbol "HMS" and on the Nasdaq SmallCap Market under the symbol "AMEH."

   Please see "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of our common stock.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                   Per Share   Total
                                                   ---------   -----
        Initial public offering price .........        $         $
        Underwriter's discount ................        $         $
        Proceeds before our expenses ..........        $         $

                                ----------------

   We have granted the underwriters an option for 45 days to purchase up to an additional 150,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. The underwriters are offering the shares on a firm commitment basis.

   It is expected that the shares will be ready for delivery on or about ________________, 2002.

                                ----------------



                         Somerset Financial Group, Inc.




                The date of this prospectus is __________, 2002

       Pictures of Homes We Have Built in Communities We Have Developed.

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Summary Financial Data ..................................................      3
Risk Factors ............................................................      4
The homebuilding industry is cyclical and is affected by numerous
  factors that could adversely affect our results of operations..........      4
Increases in interest rates and a decrease in the availability of financing could result in significantly fewer sales of our homes and
  could affect our results of operations.................................      4
Since our operations are concentrated in the Capitol Region of New York
  State, any economic downturn in this region of New York State could
  materially adversely affect our operations.............................      4
Sales of our homes may vary from quarter to quarter which could
  adversely affect our stock price.......................................      4
We may not be able to compete successfully against current and future
  competitors............................................................      5
We may not be successful in our efforts to identify, complete or integrate acquisitions which could adversely affect our results of
  operations and prospects...............................................      5
Expansion into new geographic areas poses risks .........................      5
Government regulation and environmental matters could adversely affect
  our operations.........................................................      5
If we experience material and/or labor shortages, our sales revenues
  will be adversely affected.............................................      6
If we are required to cover significant warranty claims that are not covered by our contractors or subcontractors, our cash flow and
  operating activities could be adversely affected.......................      6
We are controlled by our officers and directors, and as such you may
  have no effective voice in our management..............................      6
We will require substantial funds to effectuate our business plan and we
  may be unable to obtain additional capital.............................      6
You will incur immediate and substantial dilution and our current
  shareholders will benefit disproportionately from this offering........      6
Our management has broad discretion as to how to use the proceeds of this offering and you may have no opportunity to approve the use of
  proceeds of this offering..............................................      6
The loss of services of our key personnel, or our failure to attract, assimilate and retain highly  qualified personnel in the future, could
  seriously harm our business............................................      7
The underwriter's limited underwriting experience could adversely affect this offering and the subsequent trading market, resulting in a lack of
  your liquidity or value of investment..................................      7
Future sales of our common stock could adversely affect our stock price .      7
Special Note Regarding Forward-Looking Statements .......................      8
Use of Proceeds .........................................................      8
Dividend Policy .........................................................      9
Dilution ................................................................      9
Capitalization ..........................................................     10
Selected Financial Data .................................................     11
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     12
Business ................................................................     16
Management ..............................................................     22
Principal Shareholders ..................................................     25
Certain Relationships And Related Party Transactions ....................     27
Description of Securities ...............................................     27
Shares Eligible for Future Sale .........................................     29
Underwriting ............................................................     30
Legal Matters ...........................................................     32
Experts .................................................................     32
Where You Can Find Additional Information ...............................     32
Financial Statements ....................................................    F-1


                                ----------------

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   The following summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and our financial statements and the notes accompanying the financial statements appearing elsewhere in this prospectus.

The company


   We design, build, develop and market single and multi-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. The Capitol Region includes Albany, Schenectady, Saratoga and Rensselaer counties, each of which has experienced significant population and job growth over the past several years. As of April 30, 2002, we had forty-nine homes under construction in four separate communities.


   Our senior management has been involved in the homebuilding industry in the Capitol Region of New York State for over thirty years. In 1996 our senior management joined with the management of Traditional Builders Inc., a local builder in the Capitol Region, to form Traditional Amedore Homes, Inc. which operated through 1999. During this three year period Traditional's revenues grew to approximately $26 million for the year ended December 31, 1999.


   Our homebuilding and community development operation is positioned to compete with high volume builders since we offer a broader selection of homes with more amenities and greater design flexibility than typically offered by high volume builders. Through a volume building approach, we believe that our custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to effective purchasing, construction and marketing programs. We believe that our ability to meet the design tastes of prospective home-buyers at competitive prices distinguishes us from many of our competitors. We maintain a website for prospective home purchasers at "www.Amedorehomes.com."


Our strategy

   We seek to distinguish ourselves from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focused on the following:

   o Superior design and quality;

   o Product breadth;

   o Highest level of service;

   o Conservative land acquisition policy;

   o Cost management; and

   o Expansion in new and existing markets.

Our history

   We were incorporated under the laws of the State of New York in January 1979 as Amedore & Sons Builders, Inc. From 1979 to January 1996 we operated as a home builder in the Capitol Region of New York State. From 1996 through May 1999, we did not conduct any significant activities. During this period our senior management operated Traditional Amedore Homes, Inc. In June 1999, we changed our name to Amedore Homes, Inc. Our principal executive offices are located at 3434 Carman Road, Schenectady, New York 12303 and our telephone number is (518) 355-7080. Information contained on our web pages at "www.Amedorehomes.com" does not constitute part of this prospectus.

                                  The Offering


Common stock offered by us: . . . . . . . . . . .  1,000,000 shares


Common stock to be outstanding
 after the offering:  . . . . . . . . . . . . . .  4,946,429 shares

Use of proceeds . . . . . . . . . . . . . . . . .  Land purchase and development; advertising
                                                   and marketing;
                                                   acquisitions; repayment of
                                                   indebtedness; and general
                                                   corporate and working
                                                   capital purposes.

Proposed American Stock Exchange
 Symbol:  . . . . . . . . . . . . . . . . . . . .  HMS

Proposed Nasdaq Small Cap Market
 Symbol:  . . . . . . . . . . . . . . . . . . . .  AMEH


   Except as noted, all of the information in this prospectus assumes that none of the following have been exercised:

   o the over-allotment option granted to the representative by us to purchase up to 150,000 additional shares;

   o warrants to purchase 100,000 shares of our common stock to be granted to the representative upon completion of this offering; and

   o options available for grant to purchase 500,000 shares of our common stock pursuant to our 2000 stock option plan.

                             SUMMARY FINANCIAL DATA



   The following summary financial data and other data are qualified by reference to, and should be read in conjunction with, our financial statements and their related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis." The selected statement of operations data shown below for the fiscal years ended May 31, 2001 and 2000 and the balance sheet data as of May 31, 2001 are derived from our audited financial statements and the selected statement of operations data shown below for the nine months ended February 28, 2002 and 2001 and the balance sheet data as of February 28, 2002 are derived from our unaudited interim financial statements included elsewhere in this prospectus.



                                                                         Nine Months     Nine Months
                                                                            Ended           Ended
                                                                        February 28,    February 28,     Year Ended     Year Ended
                                                                            2002            2001        May 31, 2001   May 31, 2000
                                                                        ------------    ------------    ------------   ------------
Statement of Operations Data:
 Total revenues .....................................................    $8,270,401      $6,071,900      $8,080,128     $ 4,136,430
 Stock-based compensation expense ...................................            --              --              --       2,928,250
 Income (loss) from operations ......................................       231,803          34,156          74,156      (3,634,022)
 Net income (loss) ..................................................       171,009          41,075          98,579      (3,650,204)
 Net income (loss) per share ........................................    $     0.04      $     0.01      $     0.02     $     (1.01)
 Pro forma net income(1) ............................................        69,649                          (4,979)
 Pro forma net income per share
   (basic and diluted)(1)............................................    $     0.02                      $     0.00
 Supplemental pro forma as adjusted net income per share (basic and
   diluted)(2).......................................................    $     0.04                      $     0.02
 Supplemental pro forma as adjusted number of common shares
   outstanding (Basic and diluted)(3)................................     3,979,535                       4,019,346



                                                                                    As of February 28, 2002            May 31, 2001
                                                                          -----------------------------------------   ------------
                                                                                                       Supplemental
                                                                                            Pro         Pro forma
                                                                            Actual       forma(1)     as adjusted(4)      Actual
                                                                          ----------    ----------    --------------   ------------
Balance Sheet Data:
 Cash and cash equivalents ............................................   $  391,655    $  391,655      $6,108,431      $   70,315
 Total current assets .................................................    4,018,948     4,018,948       9,735,724       2,133,895
 Working capital ......................................................      472,754       371,394       6,921,266         231,711
 Total assets .........................................................    4,417,443     4,417,443       9,845,707       2,591,794
 Total long-term and related party debt
   (excluding current portion).........................................      671,145       671,145         671,145         660,515
 Total liabilities ....................................................    4,217,339     4,318,699       3,485,603       2,562,699
 Stockholders' equity .................................................   $  200,104    $   98,744      $6,360,104      $   29,095



---------------
(1) The Pro Forma data reflects Amedore Homes, Inc.'s status as a C corporation rather than as an S corporation for Federal income tax purposes and interest expense on related party debt. See Note 1 to "Notes to Financial Statements."
(2) Supplemental Pro Forma as adjusted net income per common share is based on the net income divided by the Supplemental Pro Forma as adjusted number of common shares outstanding (see (3) below).
(3) Supplemental Pro Forma as adjusted number of common shares outstanding includes shares outstanding prior to the offering, 71,429 shares issued to George A. Amedore, Sr. our Chief Executive Officer to retire $500,000 of debt, and 33,106 shares of common stock, the proceeds for which will be used to retire $231,736 in related party debt.
(4) Reflects the receipt of the net proceeds from the sale of 1,000,000 shares of common stock offered hereby at an assumed initial public offering price of $7.00, and the application thereof. Also includes the conversion of $500,000 of debt, owed to George Amedore, Sr., our Chief Executive Officer, into 71,429 shares of our common stock based on the initial public offering price of $7.00 per share and the repayment of $231,736 in debt owed to our Chief Executive Officer.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following risk factors and other information in this prospectus before investing in our common stock.


The homebuilding industry is cyclical and is affected by numerous factors that could adversely affect our results of operations.


   The homebuilding industry is cyclical and affected by changes in general and local economic conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to result in more caution on the part of home buyers, which, in turn, tends to result in fewer home purchases. In addition, homebuilders are subject to competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, brand-name awareness, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees and the level of interest rates.

Increases in interest rates and a decrease in the availability in financing could result in significantly fewer sales of our homes and could affect our results of operations.

   Virtually all purchasers of our homes finance their purchases with mortgage financing from lenders. In general, housing demand is adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, our residential real estate sales, gross margins and net income may be adversely affected. Our homebuilding activities are also dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from us. In addition, we believe that the availability of Federal Housing Administration mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of this financing could adversely affect our residential real estate sales. Furthermore, changes in Federal income tax laws may affect demand for new homes.

Since our operations are concentrated in the Capitol Region of New York State, any economic downturn in this region of New York State could materially adversely affect our operations.

   Our operations are situated in the Capitol Region of New York State. Adverse general economic conditions in this market could have a material adverse impact on our operations. Our performance could be significantly affected by economic slowdowns in the Capitol Region of New York State.

Sales of our homes may vary from quarter to quarter which could adversely affect our stock price.

   We have experienced, and expect to continue to experience, significant variability in sales and net income. Factors that contribute to variability of our results include:

   o the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter;

   o our ability to continue to acquire additional land on favorable terms for future developments;

   o the condition of the real estate markets and economies in which we operate;

   o the cyclical nature of the homebuilding industry and changes in prevailing interest rates;

   o costs of material and labor; and

   o delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals and receipt of entitlements, the timing of completion of necessary public infrastructure, the timing of utility hookups and adverse weather conditions.

   Our historical financial performance is not necessarily a meaningful indicator of future results and, in general, our financial results will vary from development to development, and from fiscal quarter to fiscal quarter.

We may not be able to compete successfully against current and future competitors.

   The development and sale of residential properties is highly competitive and fragmented. We compete for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. We also compete for residential sales with individual resales of existing homes and available rental housing. If we experience increased competition in the future there could be a material adverse effect on our ability to successfully market our homes and expand our business.


We may not be successful in our efforts to identify, complete or integrate acquisitions which could adversely affect our results of operations and prospects.

   A principal component of our strategy is to continue to grow profitably in a controlled manner in both existing and new markets by acquiring and developing land or by acquiring other property developers or homebuilders. However, we may not be successful in implementing our acquisition strategy and growth may not continue at historical levels or at all. The failure to identify, acquire and integrate other businesses or real estate development opportunities effectively could adversely affect our business, assets, financial condition, results of operations and prospects.

Expansion into new geographic areas poses risks.

   We plan to expand our business to new geographic areas outside of the Capitol Region of New York State. We will incur additional risks to the extent we develop communities in climates or geographic areas in which we do not have experience or develop a different size or style of community, including:

   o acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms;

   o adapting our construction methods to different geographies and climates;
     and

   o reaching acceptable sales levels at such communities.

   In addition, we may have difficulty attracting potential customers from areas and to a market in which we have not had significant experience.


Government regulation and environmental matters could adversely affect our operations.

   In developing a project, we must obtain the approval of numerous governmental authorities regulating matters such as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Several governmental authorities have imposed fees as a means of defraying the cost of providing certain governmental services to developing areas. These and other restrictions could adversely affect our development activities in the future, especially to the extent that we purchase land not already zoned for development. We are also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, zoning, building design and density requirements which could result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally or archaeologically sensitive regions or areas.

   Additionally, permits and approvals will be required to complete residential developments in progress or those projects currently being planned. Our ability to obtain necessary approvals and permits for these projects is often beyond our control and could restrict or prevent the development of otherwise desirable property which could adversely affect our results of operations.

If we experience material and/or labor shortages, our sales revenues will be adversely affected.

   The residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon our operations. We are also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary in our business. In addition, many of our contractors are represented by labor unions or collective bargaining agreements. We cannot assure you that the renegotiation of these agreements would not lead to a disruption of our operations and an increase in our construction costs.

If we are required to cover significant warranty claims that are not covered by our contractors or subcontractors, our cash flow and operating activities could be adversely affected.

   We generally provide limited warranties of at least one to six years for workmanship and materials and for longer periods with respect to structural components. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If the warranty claims exceed our reserves our results of operations and financial condition may be adversely affected.

We are controlled by our officers and directors, and as such you may have no effective voice in our management.


   Upon the completion of this offering, our officers and directors will beneficially own approximately 86.5% of our issued and outstanding common stock. Accordingly, our officers and directors will collectively control us and will be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. If you purchase shares of our common stock, you may have no effective voice in our management.


We will require substantial funds to effectuate our business plan and we may be unable to obtain additional capital.

   We cannot assure you that we will be able to achieve our goals without additional capital or that we will be able to raise additional capital if required. We cannot assure you that we will be able to achieve all of our goals with additional capital. We expect that the proceeds of this offering plus cash flow generated from operations will be sufficient to implement our business plan for at least the 12 months following completion of this offering. However, we may need to raise additional capital if our estimates of revenues, expenses and/or capital expenditures change or prove inaccurate.

You will incur immediate and substantial dilution and our current shareholders will benefit disproportionately from this offering.


   The initial public offering price per share will exceed the net tangible book value per share. Investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment of $5.71 per share or 81.6% of the initial public offering price. Our current shareholders acquired their shares of common stock at a cost per share that is substantially less than the price at which we are selling shares in this offering which will result in a substantial increase in the value of the current shareholders holding of our common stock.


Our management has broad discretion as to how to use the proceeds of this offering and you may have no opportunity to approve the use of proceeds of this offering.


   Approximately $1,188,000 or 21.2% of the net proceeds of this offering will be applied to general corporate and working capital purposes. Accordingly, our management will have broad discretion over the use of the proceeds. Our stockholders may have no opportunity to approve the use of the proceeds of this offering.

The loss of the services of our key personnel, or our failure to attract, assimilate and retain highly qualified personnel in the future, could seriously harm our business.

   Our future success depends, in part, on the continued services of our senior management and our ability to retain and motivate our other key employees. The loss of the services of George A. Amedore, Sr. or George A. Amedore, Jr. or any other key employee would have a material adverse effect on our business, results of operations and financial condition. In July 2000, we entered into employment agreements with each of George A. Amedore, Sr. and George A. Amedore, Jr. for a period of five years and three years, respectively. We do not currently have key-man life insurance on any of our executive officers, although we intend to purchase key man life insurance on the life of George A. Amedore, Jr. upon completion of this offering.

   Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel. Competition for such personnel is intense, and we cannot be certain that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our inability to do so could have a material adverse effect on our business, results of operations and financial condition.


The underwriter's limited underwriting experience could adversely affect this offering and the subsequent trading market, resulting in a lack of your liquidity or value of investment.

   The underwriter has been actively engaged in the securities brokerage and investment banking business since 1998. However, the underwriter has engaged in only limited underwriting activities and this offering is the second public offering in which the underwriter has acted as the sole or managing underwriter. We can provide no assurance that the underwriter's limited experience will not adversely affect the proposed public offering of the common stock or the subsequent development of a trading market for the common stock. Purchasers of the securities offered hereby may suffer a lack of liquidity in their investment or a material decrease in the value of such investment.

Future sales of our common stock could adversely affect our stock price.

   Following completion of this offering, 4,946,429 shares of our common stock will be outstanding. The 1,000,000 shares to be sold in this offering will be freely tradeable. The remaining outstanding shares of our common stock may be publicly resold only following their effective registration under the Securities Act of 1933, as amended, or pursuant to an available exemption from the registration requirements of the Securities Act, such as provided by Rule 144 promulgated pursuant to the Securities Act. Sales made pursuant to Rule 144 must comply with applicable holding periods and volume limitations and certain other requirements. Following completion of this offering and the expiration of the one year lock- up period, all of the 3,946,429 unregistered shares not held by our affiliates could immediately be sold in the public market without registration. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Information in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. These factors include the risks described in "Risk Factors." Forward-looking statements, which involve assumptions and describe our future plans strategies and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimates," "believe,"
"intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

                                USE OF PROCEEDS


   We estimate that we will receive net proceeds of approximately $5,600,000 ($7,000,000 of gross proceeds, less commissions and non-accountable expenses of $910,000, and other expenses of $490,000, including a $72,000 consulting fee payable to the underwriter) from our sale of the 1,000,000 shares of common stock being offered hereby, assuming an initial public offering price of $7.00 per share. If the representative exercises its over-allotment option in full, we will receive net proceeds of approximately $6,513,500 ($8,050,000 of gross proceeds, less commissions and non-accountable expenses of $1,046,500, and other expenses of $490,000, including a $72,000 consulting fee payable to the underwriter). Both of these figures are after deduction of estimated underwriting discounts and commissions, the underwriter's non-accountable expense allowance and other estimated offering expenses payable by us. We expect to use the net proceeds of this offering as follows:




    Use                                                          Approximate    Percentage of
    ---                                                             Amount      Net Proceeds
                                                                 -----------    -------------
   Land purchase and development .............................    $3,000,000         53.6%
   Advertising and marketing .................................       500,000          8.9
   Acquisitions ..............................................       750,000         13.4
   Repayment of indebtedness .................................       162,000          2.9
   General corporate and working capital purposes ............     1,188,000         21.2
                                                                  ----------        -----
      Total...................................................    $5,600,000        100.0%
                                                                  ==========        =====



   We have budgeted $3,000,000 of the net proceeds for any potential acquisitions of land and the development of any acquired land.


   Upon completion of this offering, we intend to utilize approximately $500,000 to implement our marketing plan, which will include radio and print advertising.


   We have budgeted $750,000 of the net proceeds for any potential acquisitions, however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

   Upon completion of this offering we will repay $162,000 to Mr. Amedore as repayment of the remaining outstanding debt owed to Mr. Amedore.

   We have dedicated approximately $1,188,000 to general corporate needs and working capital purposes which we expect to require as a result of our anticipated growth. These needs include added salaries, health care costs, professional fees and other costs which will require us to use a portion of the proceeds from this offering.


   Pending application, the net proceeds will be invested principally in short-term certificates of deposit, money market funds or short-term treasury bonds.

   We reserve the right to reallocate proceeds to different uses if, in management's view, the needs of the business so require. In addition, a large portion of the proceeds is allocated to discretionary purposes.

Investors may not agree with any such allocation or reallocation. In the event the representative exercises the over-allotment option we intend to utilize such additional proceeds for working capital.

   Based on our operating plan, we believe that the net proceeds of this offering, together with available funds on hand and cash flow from future operations, will be sufficient to satisfy our working capital requirements for at least twelve months following this offering. Such belief is based upon certain assumptions, including assumptions as to our contemplated operations and business plan and economic and industry conditions. We cannot be certain that such resources will be sufficient for such purpose and if not we may need to raise additional capital through the sale of equity securities. In addition, contingencies may arise that may require us to obtain additional capital. We cannot be certain that we will be able to obtain such capital on favorable terms or at all.

                                DIVIDEND POLICY

   We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

                                    DILUTION


   Our net tangible book value as of February 28, 2002 was approximately $(88,408) or $(0.02) per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 1,000,000 shares of common stock offered by us at an assumed initial public offering price of $7.00 per share from which we will receive net proceeds of approximately $5,600,000, the conversion of $500,000 of debt, owed to our Chief Executive Officer to 71,429 shares of common stock at the initial public offering price and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at February 28, 2002 would have been approximately $6,360,104 or $1.29 per share of common stock. This represents an immediate increase in net tangible book value of $1.31 per share to existing stockholders and an immediate dilution of $5.71 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:



   Assumed initial public offering price.............................................    $ 7.00
      Net tangible book value at February 28, 2002...................................     (0.02)
      Increase in net tangible book value attributable to new investors..............      1.31
   Net tangible book value after this offering.......................................      1.29
                                                                                         ------
   Dilution of net tangible book value to new investors..............................    $ 5.71
                                                                                         ======



   In the event that the over-allotment option is exercised in full, the dilution to new investors would be $5.57 per share.

   The following table sets forth, as of the date of this prospectus, the number of shares of common stock purchased, the percentage of the total number of common stock purchased, the total consideration paid, the percentage of total consideration paid, and the average price per share paid by the investors in this offering and our current shareholders:


                                                                                                                            Average
                                                                          Shares Purchased         Total Consideration       Price
                                                                       ----------------------     -----------------------     Per
                                                                        Number     Percentage      Amount      Percentage    Share
                                                                       ---------   ----------    ----------    ----------   -------
Existing stockholders..............................................    3,875,000       78.3%     $    3,875        0.1%      $0.001
Conversion of related party debt...................................       71,429        1.5%        500,000        6.7%      $ 7.00
New investors......................................................    1,000,000       20.2%      7,000,000       93.2%      $ 7.00
                                                                       ---------      -----      ----------      -----
   Total...........................................................    4,946,429      100.0%     $7,503,875      100.0%
                                                                       =========      =====      ==========      =====


   The preceding table excludes deduction of underwriting commissions, discounts and other expenses of this offering.

                                 CAPITALIZATION


   The following table sets forth our capitalization as of February 28, 2002:

   o on an actual basis; and

   o on a Pro Forma basis to reflect, upon completion of the initial public offering, a distribution to owners of the accumulated deficit and a subsequent charge of that deficit against the capital of the corporation. The Pro Forma amount reflects Amedore Homes, Inc.'s status as a C corporation rather than as an S corporation for Federal income tax purposes and interest expense on related party debt utilizing a ten percent (10%) interest rate.

   o on a Supplemental Pro Forma basis to reflect the receipt of the estimated net proceeds from the sale by us of 1,000,000 shares of common stock at an assumed initial public offering price of $7.00 per share and the conversion of $500,000 of debt, owed to our Chief Executive Officer for 71,429 shares of common stock at the initial public offering price of $7.00 per share and the repayment of $231,736 in debt owed to our Chief Executive Officer.


   This table should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus.


                                                                                                                       Supplemental
                                                                                                                       Pro-forma As
                                                                                               Actual      Pro-forma     Adjusted
                                                                                            -----------    ---------   ------------
Long-term debt..........................................................................    $   671,145    $671,145     $   671,145
Stockholders' equity:
 Preferred stock, 1,000,000 authorized, none issued and outstanding.....................             --          --              --
Common stock, $.001 par value per share, 20,000,000 authorized, 3,875,000 issued and outstanding, actual; 3,875,000 issued and outstanding, Pro Forma; 4,946,429 issued and
  outstanding, Supplemental Pro Forma as adjusted.......................................          3,875       3,875           4,946
Additional paid-in capital..............................................................      3,592,375      94,869       9,751,304
(Accumulated deficit) Retained earnings.................................................     (3,396,146)         --      (3,396,146)
                                                                                            -----------    --------     -----------
Total stockholders equity...............................................................        200,104      98,744       6,360,204
                                                                                            -----------    --------     -----------
   Total capitalization.................................................................    $   871,249    $871,249     $ 7,231,349
                                                                                            ===========    ========     ===========


---------------

   The preceding table excludes:
   o   500,000 shares reserved for grant under our stock option plan;
   o   100,000 shares issuable upon exercise of the representative's warrants;
       and
   o   150,000 shares issuable upon exercise of the over-allotment option.

                            SELECTED FINANCIAL DATA


   The following selected financial data and other data are qualified by reference to, and should be read in conjunction with, our financial statements and their related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data shown below for the fiscal years ended May 31, 2001 and 2000 and the balance sheet data as of May 31, 2001 are derived from our audited financial statements and the selected statement of operations data shown below for the nine months ended February 28, 2002 and 2001 and the balance sheet data as of February 28, 2002 are derived from our unaudited interim financial statements, included elsewhere in this prospectus.




                                                                         Nine Months     Nine Months
                                                                            Ended           Ended
                                                                        February 28,    February 28,
                                                                            2002            2001         Year Ended     Year Ended
                                                                         (Unaudited)     (Unaudited)    May 31, 2001   May 31, 2000
                                                                        ------------    ------------    ------------   ------------
Statement of Operations Data:
Total revenues ......................................................    $8,270,401      $6,071,900      $8,080,128     $ 4,136,430
Cost of Home Land Sales(1) ..........................................     7,430,219       5,537,787       7,392,762       3,602,974
Gross Profit ........................................................       840,812         534,113         687,366         533,456
Stock-based compensation expense ....................................            --              --              --       2,928,250
Income (loss) from operations .......................................       231,803          34,156          74,156      (3,634,022)
Net income (loss) ...................................................       171,009          41,075          98,579      (3,650,204)
Net income (loss) per share .........................................    $     0.04      $     0.01      $     0.02     $     (1.01)
Pro forma net income (loss) (2) .....................................        69,649                          (4,979)
Pro forma net income per share (basic and diluted) (2) ..............    $     0.02                            0.00
Supplemental pro forma net income per share (basic and diluted)(3) ..    $     0.04                      $     0.02




                                                     February 28,
                                                         2002       May 31, 2001
                                                     ------------   ------------
Balance Sheet Data:
Cash and cash equivalents .......................     $  391,655     $   70,315
Total current assets ............................      4,018,948      2,133,895
Working capital .................................        472,754        231,711
Total assets ....................................      4,417,443      2,591,794
Total long-term and related party debt
  (excluding current portion)....................        671,145        660,515
Total liabilities ...............................      4,217,339      2,562,699
Stockholders' equity ............................     $  200,104     $   29,095


---------------

(1) Cost of Home and Land Sales includes $299,013 from related parties for the year ended May 31, 2000. See Note 6 to "Notes to Financial Statements."
(2) The Pro Forma net income reflects Amedore Homes, Inc.'s status as a C corporation rather than as an S corporation for Federal income tax purposes and interest expense on related party debt. See Note 1 to "Notes to Financial Statements."
(3) The Supplemental Pro Forma net income reflects the issuance of 71,429 shares to our chief executive officer for purposes of retiring $500,000 in related party debt. See Note 1 to "Notes to Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The following discussion should be read in conjunction with our Financial Statements and the accompanying notes thereto appearing elsewhere in this prospectus.

Overview

   We design, build, develop and market single and multi-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. Generally, the communities in which we build homes are located on property which was previously developed by us or which we acquired fully improved.

   We seek to maximize our return on capital and minimize risks associated with land investment by employing a conservative land acquisition policy. We accomplish this strategy by acquiring options to purchase lots at predetermined prices and focusing on development sites where we expect to have less than a three-year lot inventory. We have in the past and may in the future acquire undeveloped land prior to obtaining all necessary governmental approvals in order to obtain better terms or prices.


                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

   The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   We believe the following critical accounting policy affects our more significant judgments and estimates used in the preparation of our financial statements:

   Warranties. We generally provide limited warranties of at least one to six years for workmanship and materials and for longer periods with respect to structural components. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If we incur warranty claims our results of operations and financial condition may be adversely affected. We provide for warranty claim costs based on historical experience and management's estimate of future level of claims.

Recently Enacted Pronouncements

   In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective
Date of FASB Statement No. 133", which establishes accounting and reporting standards for derivatives, derivative instruments embedded in other contracts and for hedging activities. In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for certain derivatives, derivative instruments embedded in other contracts and for certain hedging activities. These statements became effective for Amedore Homes on June 1, 2001. The adoption of these statements had no effect on our financial statements because no derivative financial instruments or embedded derivative financial instruments requiring application of this statement were outstanding at June 1, 2001 or at any time during the year ended May 31, 2001.

New Accounting Pronouncements

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

   In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets", which became effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization, the reclassification of certain existing recognized intangibles as goodwill, the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires a transitional goodwill impairment test six months from the date of adoption.

   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which superceded SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used, or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning December 15, 2001 and interim periods within those fiscal years.

   The adoption of these standards will not have a material effect on our financial statements.


Results of Operations


Nine months ended February 28, 2002 and 2001

   Total Revenues. Total revenues include the sales of our homes as well as construction management fees. For the nine months ended February 28, 2002, total revenues increased $2,198,501 to $8,270,401 from $6,071,900 or 36.2% in the corresponding period of 2001. The number of homes delivered was 39, up from 26 during the same period in 2001. The average selling price of homes delivered decreased $22,160 or 9.5% (to $211,375 from $233,535 during the same period in 2001). Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors, including product mix and premium lot availability and cannot be predicted for future periods with any degree of certainty.

   Costs of Home and Land Sales. Costs of home and land sales include construction costs and the purchase price of each lot we develop. For the nine months ended February 28, 2002, costs of home and land sales increased $1,892,432 to $7,430,219 from $5,537,787 as compared to the corresponding period in 2001, primarily as a result of the related increase in home and land sale revenue.

   Gross Profit. For the nine months ended February 28, 2002, gross profit increased to $840,182 or 10.2% of home and land sales revenue from $534,113 or 8.8% of home and land sales revenue in the corresponding period of 2001 as a result of the product mix of homes delivered. In the future we expect our gross profit to increase as we are able to utilize purchasing volume discounts that will become available with increased sales volume.

   Operating Expenses. Operating expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, and other corporate expenses. For the nine months ended February 28, 2002, operating expenses increased $108,422 to $608,379 from $499,957 or 21.7% as compared to the corresponding period in 2001. This increase is attributable to the general increase in volume of home and land sales. Office salaries, insurance and rent expense have increased $40,600, $39,678 and $8,369 respectively from the corresponding period in 2001. We do not expect operating expenses to increase significantly as we increase our business volume, since we employ subcontractors on a job-by-job basis it is not necessary to significantly increase the size of our staff as our business grows.

   Net income. For the nine months ended February 28, 2002 we reported net income of $171,009 or $0.04 per share as compared to net income of $41,075 or $0.01 per share for the corresponding period of 2001.

Years ended May 31, 2001 and May 31, 2000

   Total Revenues. Total revenues increased $3,943,698 to $8,080,128 from $4,136,430 or 95.3% for the year ended May 31, 2001 as compared to the year ended May 31, 2000. The number of homes delivered was 34, up from 16 during the same period in 2000. The average selling price of homes delivered decreased $4,301 or 1.8% (to $237,257 from $241,558 during the same period in 2000). Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors, including product mix and premium lot availability and cannot be predicted for future periods with any degree of certainty.

   Costs of Home and Land Sales. Cost of home and land sales increased $3,789,788 to $7,392,762 for the year ended May 31, 2001 as compared to $3,602,974 for the year ended May 31, 2000, an increase of 105.2%, primarily as a result of the related increase in home and land sales revenue.

   Gross Profit. For the year ended May 31, 2001, we had gross profit of $687,366, or 8.5% of total home and land sale revenues, as compared to a gross profit of $533,456, or 13.8% of total home and land sales revenues, for the year ended May 31, 2000 as a result of the product mix of homes offered.

   Operating Expenses. Operating expenses decreased $3,554,268 to $613,210 for the year ended May 31, 2001 as compared to $4,167,478 or 85.3% for the year ended May 31, 2000. The reason for the decrease is primarily attributable to a decrease in stock compensation expense and legal expense that amounted to $2,928,250 and $663,000, respectively, during the year ended May 31, 2000.

   Net income (loss). For the year ended May 31, 2001 we reported net income of $98,579 or $0.02 per share as compared to a net loss of $3,650,204 or $(1.01) per share or the year ended May 31, 2000.


Liquidity and Capital Resources


   Since inception we have funded our capital requirements primarily through loans from our stockholders as well as from cash generated from operations and through our line of credit with Hudson River National Bank. The line of credit bears interest at a variable rate of prime plus 1.5% and has a limit of $1,200,000. The line of credit is secured by our accounts receivable, inventory, equipment and contract rights. As of February 28, 2002, the amount outstanding under the line of credit was $912,620. As of February 28, 2002, we had working capital of $472,754 and a stockholders' equity of $200,104, as compared to working capital of $231,711 and stockholders' equity of $29,095 as of May 31, 2001. As of February 28, 2002, we had cash and cash equivalents of $391,655. Through February 28, 2002, we borrowed an aggregate of $1.45 million from George A. Amedore, Sr., which was used for working capital, which does not bear interest and is payable on demand. As of February 28, 2002, $731,736 was due to Mr. Amedore. Mr. Amedore has agreed to convert $500,000 of this debt into shares of our common stock at the initial public offering price and receive the remainder in cash.

   For the period ended February 28, 2002, net cash used in operating activities was $149,024 which was primarily attributable to an increase in inventory of $1,377,613 and an increase in accounts receivable--related party of $171,005, offset primarily by net income of $171,009, an increase in accounts payable--trade of $1,080,249 and an increase in customer deposits of $141,731.

   For the period ended February 28, 2001, net cash provided by operating activities was $428,064 which is primarily attributable to net income of $41,075, a decrease in inventory of $502,156, an increase in accounts payable--trade of $75,761, offset by a decrease in customer deposits of $121,374 and an increase in accounts receivable--related party of $57,160.

   For the period ended February 28, 2002 and 2001, net cash used in investing activities was $21,681 and $69,019, respectively which was solely attributable to capital expenditures.

   For the period ended February 28, 2002, net cash provided by financing activities was $492,045, which was primarily attributable to net borrowings from the line of credit of $429,283.

   For the period ended February 28, 2001, net cash used in financing activities was $614,372, which was primarily attributable to payments on related party debt of $335,393, principal payments on long-term debt of $54,133 and deferred stock issuance costs of $224,846.

   For the period ended May 31, 2001, net cash used in operating activities was $224,664 which was primarily attributable to a decrease in customer deposits of $234,857, a decrease in accounts payable--trade of $198,295 and an increase in accounts receivable--related party of $167,160, primarily offset by net income of $98,579, a decrease in inventory of $255,502 and depreciation of $30,653.

   For the period ended May 31, 2000, net cash used in operating activities was $1,128,139 which was primarily attributable to an increase in inventory of $2,002,069, a net loss of $3,650,204 (which includes a non-cash charge of $2,928,250 in stock based compensation expense and $663,000 for stock issued for legal expenses), an increase in prepaid expenses of $3,366, an increase of receivable from related party of $16,007 and an increase in accrued expenses of $14,535, offset primarily by an increase in accounts payable of $607,848 and an increase in customer deposits of $318,106.

   For the period ended May 31, 2001 and 2000, net cash used in investing activities was $73,502 and $55,034, respectively which was solely attributable to capital expenditures.

   For the period ended May 31, 2001, net cash used in financing activities was $153,401, which was attributable to payments of related party debt of $673,150, deferred stock issuance costs of $224,846, payment on a land note of $80,000, primarily offset by proceeds from a mortgage payable of $830,000.

   For the period ended May 31, 2000, net cash provided by financing activities was $1,705,055, which was primarily attributable to proceeds from a loan to us from our Chief Executive Officer of $1,450,000, proceeds from a line of credit of $475,401, offset by deferred stock issuance costs of $113,666, payment of related party debt of $62,123, payment on a land note of $40,000 and payment on an auto loan of $4,557.

Future Liquidity

   Sources of Liquidity. Based on our operating plan, we believe that the proceeds from this offering, along with cash flow from operations, will be sufficient to fund our current and proposed activities for at least twelve months from completion of this offering. Thereafter, our continued operations will depend on cash flow from operations and our ability to obtain additional financing if necessary. We have no arrangements or commitments for any future financing, and no assurance can be given that any required financing will be available to us in the future on favorable terms, if at all. If we are unable to generate sufficient cash flow from operations or obtain additional financing when needed, our operations may be materially adversely affected.

   Uses of Liquidity. We use our capital resources primarily for land purchases, land development and housing construction. We typically manage our investments in land by purchasing property under options and other types of conditional contracts whenever possible, and we similarly control our investment in housing inventories by strongly emphasizing the pre-sale of homes over speculative construction and carefully managing the timing of the production process.

   In addition to the above mentioned operating uses of liquidity, the following table represents our future contractual obligations as of February 28, 2002:



                                                                      Total         2003        2004        2005       2006    2007
                                                                   ----------    ----------   --------    --------    ------   ----
Operating leases ...............................................   $   79,560    $   24,480   $ 24,480    $ 24,480    $6,120    $--
Payments on long-term debt .....................................    1,762,171     1,091,026    306,368     364,777        --     --
                                                                   ----------    ----------   --------    --------    ------    ---
   Total........................................................   $1,841,731    $1,115,506   $330,848    $389,257    $6,120    $--
                                                                   ==========    ==========   ========    ========    ======    ===

                                    BUSINESS


   We design, build, develop and market single and multi-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. The Capitol Region includes Albany, Schenectady, Saratoga and Rensselaer counties, each of which has experienced significant population and job growth over the past several years. We typically offer single-family homes at prices ranging from $150,000 to $420,000, with an average sale price of $226,000, excluding customized options. Our attached single-family homes are offered at prices ranging from $94,000 to $110,000, with an average sale price of $119,000, excluding customized options. As of April 30, 2002, we had forty-nine homes under construction in four separate communities. Generally, the communities in which we build houses are located on property which was previously developed by us or which we acquired fully improved.


   Our senior management has been involved in the homebuilding industry in the Capitol Region of New York State for over thirty years. In 1996 our senior management joined with the management of Traditional Builders Inc., a local builder in the Capitol Region, to form Traditional Amedore Homes, Inc. which operated through 1999. During this three year period Traditional's revenues grew to approximately $26 million for the year ended December 31, 1999.


   Our homebuilding and community development operation is positioned to compete with high volume builders since we offer a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. We offer the home-buyer the ability to select various design features according to their personal preferences. Through a volume building approach, our custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to effective purchasing, construction and marketing programs. While most design modifications and customized options are significant to the home-buyer, they typically involve relatively minor adjustments that allow us to maintain construction efficiencies that result in greater profitability due to increased sales prices and margins. We believe that our ability to meet the design tastes of prospective home-buyers at competitive prices distinguishes us from many of our competitors.


Our strategy

   We seek to distinguish ourselves from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focused on the following:

   Superior design and quality. We believe we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category than those built by our competitors.

   Product breadth. We design our new homes to appeal to a wide variety of consumers. We target entry- level and move-up buyers, offering homes at prices that reflect the production efficiencies of a high-volume tract builder. We offer homes at prices ranging between $130,000 and $450,000 and ranging in size from 1,400 square feet to 4,500 square feet. We believe this product breadth helps to reduce exposure to variable economic cycles.

   Highest level of service. We are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. During the sales process our experienced sales personnel keep customers informed of their home's construction progress. After delivery, our customer care departments respond to any questions or warranty matters a customer may have.

   Conservative land acquisition policy. We seek to maximize our return on capital employed by practicing a conservative land acquisition policy that minimizes risks associated with land investment. We accomplish this by:

   o focusing on development sites where we expect to have less than a three-year lot inventory;

   o generally purchasing land subject to complete entitlement, including zoning and utility services; and

   o controlling lots on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at predetermined prices based on a takedown schedule that reflects anticipated home closings.

   We have in the past and may in the future acquire undeveloped land prior to obtaining all necessary governmental approvals in order to obtain better terms or prices. In addition, we intend to directly acquire, where appropriate, quality residential properties that are in high demand for use in our homebuilding operations and for sale to third-party homebuilders.

   Cost management. We have focused on controlling costs and minimizing overhead. We seek to reduce costs by:

   o using subcontractors to carry out home construction and site improvement on a fixed- price basis;

   o obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs;

   o reducing interest carry by minimizing our inventory of unsold or speculative homes and shortening the home construction cycle;

   o generally beginning construction on a home under contract only after a satisfactory down payment and/or receipt of mortgage approval has been received from the buyer;

   o minimizing overhead by centralizing certain administrative activities;
     and

   o maintaining management information systems to allow the monitoring of homebuilding production, scheduling and budgeting.

   Expansion in new and existing markets. Depending on market conditions, we may explore expansion opportunities in new or existing geographic areas where we see an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of existing homebuilders, through start-up operations or through internal growth.

Geographic markets


   As of April 30, 2002, we owned lots in various stages of development with respect to approximately four projects in the Capitol Region of New York State, which includes Albany, Schenectady, Saratoga and Rensselaer counties. We are currently selling homes in each of these developments. The homes for sale currently range in size from 1,500 square feet to 3,800 square feet and are currently priced from $170,000 to $420,000.

   The following table sets forth the estimated number of homes under construction and lots owned, under option and controlled as of April 30, 2002:

Estimated Number of Housing Units That Could be Constructed on Land Controlled as of April 30, 2002:



                                                                                       Lots         Lots        Lots
   County                                                                         Under Contract   Owned    Under Option   Total
   ------                                                                         --------------   -----    ------------   -----
   Albany.....................................................................           0            0           0           0
   Schenectady................................................................           0          112           0         112
   Saratoga...................................................................         125           31          49         205
                                                                                       ---          ---          --         ---
      Total...................................................................         125          143          49         317
                                                                                       ===          ===          ==         ===


   Lots under contract represents parcels of land which we have agreed to acquire which will be transferred directly from a third-party to the purchaser of the home upon closing.

   Lots owned represents parcels of land that are 100% owned by us.

   Lots under option represents parcels of land upon which we have the option to acquire in the future.

   The above table includes completed model homes. Additionally, we cannot assure you that we will actually acquire any lots under option.

   We are required to purchase all of the 49 lots under option referenced in the table above on or before September 30, 2002.


Developments in process


   The table below summarizes the residential developments in process as of April 30, 2002 in our geographic markets:



                                                                       Number of Projects     Number of Projects       Total
   County                                                             Held for Development      in Sales Stage     Units Planned
   ------                                                             --------------------    ------------------   -------------
   Albany .........................................................             0                     0                   0
   Schenectady ....................................................             1                     1                 112
   Saratoga .......................................................             4                     3                 205
                                                                                -                     -                 ---
      Total .......................................................             5                     4                 317
                                                                                =                     =                 ===


   The number of projects held for development includes owned projects with houses in planning, development, construction and sales stages. The number of projects in the sales stage includes projects where the sales office has opened, reservations are being taken or sales contracts are being executed. The total units planned includes units under construction, backlog and lots under option in owned projects.

Land acquisition

   Prior to acquiring land we complete extensive comparative studies and analyses to evaluate the economic feasability of each land acquisition. We generally follow a policy of acquiring options to purchase land for future community developments. We attempt to acquire land with a minimum cash investment and negotiate takedown options, thereby limiting our financial exposure to the amounts invested in property and pre-development cost. This policy of land acquisition may raise the price of land that we acquire, but significantly reduces our risk. This policy generally allows us to obtain necessary development approvals before acquisition of the land, thereby enhancing the value of the options and the land eventually acquired.

   The options and purchase agreements that we enter into are typically subject to numerous conditions, including, but not limited to, our ability to obtain necessary governmental approvals for the proposed community. Generally, the deposit on the agreement will be returned to us if all approvals are not obtained, although pre-development cost may not be recoverable. By paying an additional, non-refundable deposit, we have the right to extend a significant number of options for varying periods of time. In all instances, we have the right to cancel any of our land option agreements by forfeiture of our deposit on the agreement. In these instances, we are generally not able to recover any pre-development costs.

   Our development activities include site planning and engineering, obtaining environmental and other regulatory approvals, constructing roads, sewer, water, and drainage facilities. Development activities are performed by our staff, together with independent architects, consultants, and contractors.

   The types of land acquisitions have been in the following categories:

   o Fully approved developed lots (finished);

   o Approved land not developed (not finished);

   o Raw land with semi approvals; and

   o Raw land no approvals.


   As of April 30, 2002, our land acquisitions were allocated in the following percentages:

   o Finished Lots--45%

   o Approved not Finished--39%

   o Semi Approved--16%


   o No Approvals--0%

   We expect to continue to acquire similar types of land as described above for the foreseeable future.

   Sales of land and lots have not previously had a significant impact on our financial results. However, we will maintain the flexibility to sell land and lots to take advantage of market opportunities that may exist.

Product design

   We purchase designs and architectural plans from a number of outside architects, designers, engineers, consultants and subcontractors. While some of the our employees are involved in various stages of the design process, we believe that the use of third parties for the production of the final design, engineering and construction reduces our costs and increases design innovation and quality. We believe it is critical to coordinate the design process with our construction and sales and marketing efforts to ensure an appropriate balance between market responsiveness, design innovation, construction effectiveness and quality.


   We create architectural variety within our projects by offering numerous models, floor plans, and exterior styles in an effort to enhance home values by creating diversified neighborhood looks within our projects. We offer home-buyers the opportunity to select numerous customized options to both the interior and exterior of their homes.


Development and construction


   We act as the general contractor for the construction of our projects. Virtually all construction work for our projects are performed by subcontractors. Our employees, specifically our superintendents, coordinate the construction of each project and the activities of subcontractors and suppliers, and subject their work to quality and cost controls and compliance with zoning and building codes. Subcontractors typically are retained on a phase-by-phase basis to complete construction at a fixed price. Agreements with the subcontractors are generally entered into after competitive bidding on a project by project basis. We have established relationships with a large number of subcontractors and are not dependent to any material degree upon the services of any one subcontractor and believe that, if necessary, we can generally retain sufficient qualified subcontractors for each aspect of construction. We believe that our method of operations enables us to readily and efficiently adapt to changes in housing demand and to avoid fixed costs associated with retaining construction personnel.


   We typically develop our projects in several phases generally averaging approximately fifteen to forty homes per phase. From market studies, we determine the number of homes to be built in the first phase, the appropriate price range for the market and other factors. The first phase of home construction is generally small to reduce risk while we measure consumer demand. Construction generally does not begin until some sales have occurred, except for construction of model homes. Subsequent phases are generally not started until 50% to 75% of the homes in the previous phase have been sold. Sales prices in the second phase are then adjusted to reflect market demand as evidenced by sales results in the first phase. With each subsequent phase, we continue to accumulate market data which, along with information such as time of year, the local labor situation and the availability of materials and supplies, enables us to determine the pricing, timing and size of subsequent phases. Although the time required to complete a phase varies from development to development depending on the above factors, we typically complete construction of a phase within 10 to 24 months for larger homes and 6 to 18 months for smaller homes.

Sales and marketing


   We typically build, furnish and landscape model homes for each project and maintain on-site sales offices, which are usually open seven days a week. We believe that model homes play a particularly important role in the marketing efforts of our projects. Consequently, we expend significant effort in creating an attractive atmosphere in our model homes. Interior decorations vary among our models and are carefully selected based upon the lifestyles of targeted buyers. Structural changes in design from the model homes generally are not permitted, but home-buyers may select various optional construction and design amenities.

   We normally sell all of our homes through sales representatives employed by us who work from the sales offices located either at the model homes or at sales centers used in each subdivision. We also use cooperative brokers to sell our homes. Our sales representatives are available to assist prospective buyers by providing them with floor plans, price information and tours of model homes, and to assist them with the selection of options and upgrades. Sales representatives attend periodic meetings at which they are provided with information regarding other products in the area, the variety of financing programs available, construction schedules and marketing and advertising plans.


   We generally open an on-site sales office before the construction of the model home is completed. This on-site sales office is utilized as a temporary sales center to commence the sales process to potential customers. Potential home-buyers may reserve a home by submitting a refundable deposit (a reservation deposit) usually ranging from $1,500 to $3,000 and executing a reservation document. We then conduct preliminary research concerning the credit status of the potential home-buyer in order to "pre-qualify" the home-buyer. Once the prospective home-buyer has been "pre-qualified" and there is a strong indication that the home-buyer will qualify for a mortgage (although final loan approval is still pending), the home-buyer must then convert the reservation deposit to an "earnest money deposit" and complete a purchase contract for the purchase of their home. We attempt to keep our contract cancellation rate low by attempting to pre-qualify prospective home-buyers and by allowing home-buyers to customize their homes at an early point in the purchase process. When home purchase contracts are canceled, damages are usually limited to a percentage of the purchase price of the home and may be less pursuant to applicable law or to the terms of the purchase contract. When home purchase contracts are canceled, we have historically been able to identify alternate home-buyers.


   We make extensive use of advertising and promotional resources, including newspaper advertisements, realtor promotions, showcase presentations for custom homes, newsletters, brochures, direct mail and the placement of strategically located sign boards in the immediate areas of projects. Because we usually offer multiple projects within a market area, we are able to utilize local advertising that highlights all of our projects within that same market area.

   In addition, our internet website located at "www.Amedorehomes.com" has a complete listing of all of our new developments along with pictures of homes and details of each community being developed.

Backlog and inventory

   We typically pre-sell homes prior to and during construction through home purchase contracts requiring earnest money deposits or through reservation documents requiring reservation deposits.


   Generally, reservation deposits are refundable, but home purchase contracts are not cancelable unless the customer is unable to sell their existing home, qualify for financing or under other limited circumstances. A home sale is placed in backlog status upon execution of such a contract or reservation and receipt of an earnest money deposit or reservation deposit and is removed when such contracts or reservations are canceled as described above or the home purchase escrow is closed. As of April 30, 2002, we had a backlog of $7,595,178. We anticipate that this backlog will be filled in the next six months.


Homeowner warranty


   We provide homeowners with a limited warranty pursuant to which we will correct for a limited period of time deficiencies listed in the homeowner warranty manual. The warranty does not, however, include items that are covered by manufacturer's warranties (such as appliances and air conditioning) or items that are not installed by our employees or contractors hired by us (such as flooring installed by an outside contractor employed by the homeowner).


Competition

   The homebuilding industry is highly competitive. In each of the markets in which we operate, we compete in terms of location, design, quality and price with numerous other residential builders, including large national and regional firms, some of which have greater financial resources than us. As we enter and until we develop a reputation in a new market area, we can expect to face even more significant competitive pressures. In certain markets, we may from time to time engage in redesigns of product and/or make changes in existing model homes to make our product more competitive. Such redesigns and/or changes may cause us to incur additional expenses and/or to write-off previous investments in such design or model homes.

Regulation

   The housing industry is subject to increasing environmental, building, zoning and real estate sales regulations by various federal, state and local authorities. Such regulations affect home building by specifying, among other things, the type and quality of building materials that must be used, certain aspects of land use and building design, as well as the manner in which we conduct sales activities and otherwise deal with customers.

   In developing a project, we must increasingly obtain the approval of numerous government authorities which regulate such matters as land use and level of density, the installation of utility services, such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. If such authorities determine that existing utility services will not adequately support proposed development, building moratoriums may be imposed. As a result, we devote an increasing amount of time to evaluating the impact of governmental restrictions imposed upon a new residential development. Furthermore, as local circumstances or applicable laws change, we may be required to obtain additional approvals or modifications of approvals previously obtained. Such increasing regulation has resulted in a significant increase in time between our initial acquisition of land and the commencement and completion of our developments.

Raw materials

   All of the raw materials and most of the components used in our business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials, thereby leading to delays in the delivery of homes under construction. In addition, increases in the price of lumber and other materials have a negative impact on margins. In order to maintain our quality standards while providing a product at good value, we have used and will under appropriate market circumstances consider the further use of alternative materials, such as metal studs and framing in some of our projects.

Employees


   We currently employ 12 persons, consisting of 3 in management, 5 administrative staff and 4 field laborers. None of our employees are covered by a collective bargaining agreement. We believe we have good relations with our employees.


Properties

   Our principal executive offices are located at 3434 Carman Road, Suite 110, Schenectady, New York 12303, where we currently lease approximately 2,200 square feet of office space at an annual rate of $24,480. This lease expires on May 31, 2005. We believe that our current office space is adequate for our current and future operating activities.

Legal Proceedings

   Other than claims made in the ordinary course of our business, we are not party to any material legal proceedings.

                                   MANAGEMENT

   The following table sets forth information about our directors, executive officers and key personnel as of the date of this prospectus.


Name                                                         Age    Position
----                                                         ---    --------
George A. Amedore, Sr...................................      54    Chief Executive Officer and Chairman of the Board
George A. Amedore, Jr...................................      33    Executive Vice President, Secretary and Director
Mark R. Amedore.........................................      32    Executive Vice President and Director
Christopher DelVecchio..................................      36    Director
John A. Graziano........................................      58    Director


   George A. Amedore, Sr. has served as our Chief Executive Officer and Chairman of our board of directors since June 1999. From January 1996 to May 1999, Mr. Amedore served as President of Traditional Amedore Homes Inc., a home building and land development company based in the Albany metropolitan area of New York State. From 1979 to January 1996, Mr. Amedore served as President of Amedore & Sons Builders, Inc. Mr. Amedore has over 30 years of experience in the home building industry.

   George A. Amedore, Jr. has served as our Executive Vice President and Secretary since June 1999 and as a director since January 2000. Mr. Amedore's management duties have been focused on sales management, site selection, product design, pricing and development of advertising and marketing. From January 1996 to June 1999, Mr. Amedore was the General Manager and Vice President of Sales and Marketing of Traditional Amedore Homes Inc., a home building and land development company based in the Albany metropolitan area of New York State. From March 1992 to January 1996, Mr. Amedore was employed as Vice President of Sales and Marketing of Amedore & Sons Builders, Inc. He has been employed in the real estate sales, development and construction business since 1987. Mr. Amedore is a licensed New York State real estate broker.


   Mark R. Amedore has served as our Executive Vice President and a director since January 2001. Mr. Amedore's management duties have been focused on field operations and site development. From July 1999 to December 2000, Mr. Amedore was employed by us as a project manager and field supervisor. From January 1996 to June 1999, Mr. Amedore was a project manager and field supervisor of Traditional Amedore Homes Inc., a home building and land development company based in the Albany metropolitan area of New York state. From July 1988 to January 1996, Mr. Amedore was involved in various building operations of Amedore & Sons Builders Inc.

   Christopher DelVecchio has been a member of our board of directors since April 2002. Since April 1996 Mr. DelVecchio has served as the chief executive officer of Health Solutions, Ltd. Health Solutions, Ltd. is a health information management services company. Mr. DelVecchio is a member of the Young Entrepreneurs' Organization, the Academy of Managed Care Pharmacy and a member of the Advisory Board at the Union College Graduate Management Institute. Mr. DelVecchio received a B.S. in Pharmacy from the Albany College of Pharmacy in 1988 and an MBA in Health Systems Administration from the Union College Graduate Management Institute in 1991.

   John A. Graziano has been a member of our board of directors since May 2002. In 1981, Mr. Graziano founded Capitol Hill Management Services, Inc., a professional management, government affairs and examination administration firm, and served as President through 1997. Since 1997, Mr. Graziano has served as President Emeritus and Vice President of Capitol Hill Management Services, Inc. Since 2001, Mr. Graziano has served as the Commissioner of the Albany County Board of Elections. From 1999 to 2000, Mr. Graziano served as Executive Director of the New York State Assembly Minority Conference. From 1997 to 1999, Mr. Graziano served as Deputy for Administration of the New York State Office of the Attorney General. From 1979 to 1980, Mr. Graziano served as the Dean of Continuing Education at the New York College of Podiatric Medicine. Mr. Graziano has been a Public Member of the New York State Board of Certified Public Accountants since 2001. Mr. Graziano served as a member and then as the Vice Chairman of the Business Improvement District of the City of Albany from 1996 to 2002. From 1992 to 1995, Mr. Graziano served as an
Advisory Board Member to the New York State Business Group. Mr. Graziano received a B.A. in Political Science from Villanova University in 1966 and an M.A. in History of Education from the College of Saint Rose in 1979.

Board composition


   Our board of directors consists of five directors. At each annual meeting of our stockholders, all of our directors are elected to serve from the time of election and qualification until the next annual meeting of stockholders following election. In addition, our bylaws provide that the maximum number of directors may not be more than nine. The exact number is to be determined from time to time by resolution of the board of directors.


   Each officer is elected by, and serves at the discretion of, our board of directors. Each of our officers and directors, other than independent directors, devotes his full time to our affairs. Our independent directors devote the amount of time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors or officers, except for George A. Amedore, Sr. and George A. Amedore, Jr. who are father and son, respectively, George A. Amedore, Sr. and Mark Amedore who are father and son, respectively and George A. Amedore, Jr. and Mark Amedore who are brothers.


Committees of the board

   Our board of directors has an audit committee and a compensation committee.


   The audit committee will make recommendations to the board of directors regarding the independent auditors for us, approve the scope of the annual audit activities of our independent auditors, review audit results and will have general responsibility for all of our auditing related matters. George A. Amedore, Sr., Christopher DelVecchio and John A. Graziano are the current members of the audit committee.

   The compensation committee will review and recommend to the board of directors the compensation structure of our officers and other management personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation. George A. Amedore, Sr., Christopher DelVecchio and John A. Graziano are the current members of the compensation committee.


Compensation of directors


   Upon completion of the offering, independent directors will receive an annual director's fee of: (a) $2,500; and (b) 5,000 options to purchase shares of our common stock. Employee directors will not receive additional compensation for serving on our board of directors. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors and committee meetings.

                             EXECUTIVE COMPENSATION


Summary Compensation Table


   The following table provides a summary of cash and non-cash compensation for the years ended May 31, 2001 and 2000 with respect to the following executive officer of Amedore Homes:



                                                                                               Awards                  Payouts
                                                                                      ------------------------    -----------------
                                                                                                    Securities
                                                                             Other                    Under-                  All
                                                                            Annual    Restricted       lying                 Other
                                                                            Compen-      Stock       Options/      LTIP     Compen-
                                                         Salary    Bonus    sation     Award(s)        SARs       Payouts    sation
                                                          ($)       ($)       ($)         (#)           (#)         ($)       ($)
                                                        --------   -----    -------   ----------    ----------    -------   -------
George A. Amedore, Sr., .....................   2001    $156,000     0         0           0             0           0         0
 Chairman and Chief                             2000    $156,000     0         0           0             0           0         0
 Executive Officer

Employment agreements

   On July 5, 2000, we entered into a five-year employment agreement with George A. Amedore, Sr. at an annual salary of $240,000. The agreement was subsequently amended on April 15, 2002 to reflect the following bonus structure. If we achieve the following performance levels we will be obligated to pay Mr. Amedore the following bonuses: (a) $25,000 if we achieve gross revenues of $18,000,000 and $1,100,000 in net income for the year ended May 31, 2003, (b) $50,000 if we achieve gross revenues of $28,000,000 and $1,800,000 in net income for the year ended May 31, 2004, and (c) $75,000 if we achieve gross revenues of $40,000,000 and $2,600,000 in net income for the year ended May 31, 2005. For the remaining term of Mr. Amedore employment agreement beyond May 31, 2005, Mr. Amedore's bonus will be determined and paid in accordance with policies set from time to time by our board of directors.
Mr. Amedore is also entitled to an automobile allowance of $600 per month during the term of this agreement. The agreement also contains confidentiality provisions and a covenant not to compete with us during the term of this agreement and for one (1) year after the termination of this agreement.
Mr. Amedore's employment may only be terminated by us for cause. The employment agreement provides for termination based on death, disability or voluntary resignation and for severance payments upon termination in the event Mr. Amedore is terminated without cause, as described in the agreement, or he terminates his employment agreement for good reason as described in the agreement. In the event the employment agreement is terminated other than for good cause by us, then the executive shall receive severance payments equal to the compensation payable through the balance of the term of the agreement plus any bonus he would have otherwise been entitled to receive.

   On July 5, 2000, we entered into a three-year employment agreement with George A. Amedore, Jr. at an annual salary of $125,000. The agreement was subsequently amended on April 15, 2002 whereby the agreement was extended for an additional two years as well as to reflect the following bonus structure.
If we achieve the following performance levels we will be obligated to pay
Mr. Amedore the following bonuses: (a) $25,000 if we achieve gross revenues of $18,000,000 and $1,100,000 in net income for the year ended May 31, 2003, (b) $50,000 if we achieve gross revenues of $28,000,000 and $1,800,000 in net income for the year ended May 31, 2004, and (c) $75,000 if we achieve gross revenues of $40,000,000 and $2,600,000 in net income for the year ended May 31, 2005. Mr. Amedore is also entitled to an automobile allowance of $600 per month during the term of this agreement. The agreement also contains confidentiality provisions and a covenant not to compete with us during the term of this agreement and for one (1) year after the termination of this agreement. Mr. Amedore's employment may only be terminated by us for cause.
The employment agreement provides for termination based on death, disability or voluntary resignation and for severance payments upon termination in the event Mr. Amedore is terminated without cause, as described in the agreement, or he terminates his employment agreement for good reason as described in the agreement. In the event the employment agreement is terminated other than for good cause by us, then the executive shall receive severance payments equal to the compensation payable through the balance of the term of the agreement plus any bonus he would have otherwise been entitled to receive.


Stock Option Plan

   In June 2000, the board of directors and shareholders adopted the 2000 stock option plan. The plan will be administered by the compensation committee or our board of directors, who will determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock issuable upon the exercise of the options and the option exercise price. The options may be granted as either or both of the following: (a) incentive stock options, or (b) non-qualified stock options. 500,000 shares may be issued under this plan. To date no options have been granted under the plan.

   In connection with the plan, the exercise price of each incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant or 110% of fair market value in the case of an employee holding 10% or more of our outstanding common stock. The aggregate fair market value of shares of common stock for which incentive stock options granted to any employee are exercisable for the first time by such employee during any calendar year, pursuant to all of our, or any related corporation's, stock option plan, may not exceed $100,000. Non-qualified stock options may be granted at a price determined by our compensation committee, but not at less than 85% of the fair market value of our common stock. Stock options granted pursuant to our stock option plan will expire not more than ten years from the date of grant.


   The plan is effective for a period of ten years, expiring in 2010. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to us. The plan is designed to enable our management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the plan may be exercised for up to ten years, and shall be at an exercise price as determined by our board. Options are non-transferable except by the laws of descent and distribution or a change in control of us, as defined in the plan, and are exercisable only by the participant during his or her lifetime. Change in control includes (a) the sale of substantially all of the assets of us and merger or consolidation with another company, or (b) a majority of the board changes other than by election by the stockholders pursuant to board solicitation or by vacancies filled by the board caused by death or resignation of such person.


   If a participant ceases affiliation with us by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant three months to exercise, except for termination for cause which results in immediate termination of the option.

   Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the plan.

   The plan may be terminated or amended at any time by our board of directors, except that the number of shares of common stock reserved for issuance upon the exercise of options granted under the plan may not be increased without the consent of our stockholders.

Limitations of liability and indemnification of directors and officers

   Our restated certificate of incorporation and by-laws limit the liability of directors and officers to the maximum extent permitted by New York law. We will indemnify any person who was or is a party, or is threatened to be made a party to, an action, suit or proceeding, whether civil, criminal, administrative or investigative, if that person is or was a director, officer, employee or agent of us or serves or served any other enterprise at our request.

   In addition, our certificate of incorporation provides that generally a director shall not be personally liable to us or our stockholders for monetary damages for breach of the director's fiduciary duty. However, in accordance with New York law, a director will not be indemnified for a breach of his duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation or any transaction from which the director derived improper personal benefit.

   We intend to purchase and will maintain directors' and officers' insurance, the amount of which has not yet been determined. This insurance will insure directors against any liability arising out of the director's status as our director, regardless of whether we have the power to indemnify the director against liability under applicable law.

   The underwriting agreement also contains provisions whereby we agree to indemnify the underwriters, each officer and director of the underwriters, and each person who controls the underwriters within the meaning of Section 15 of the Securities Act, against any losses, liabilities, claims or damages arising out of alleged untrue statements or alleged omissions of material facts contained in the registration statement or prospectus.

   We have been advised that the position of the Securities and Exchange Commission that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

   o each of our directors;

   o each executive officer named in the Executive compensation section under "Management";

   o all of our executive officers and directors as a group; and

   o each person known by us who beneficially owns 5% or more of the outstanding shares of our common stock.

   Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned.


   A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this prospectus upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person, but not those held by any other person, and which are exercisable within 60 days from the date of this prospectus have been exercised. Unless otherwise indicated, we believe that all persons named in this table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Common stock beneficially owned is based on 3,875,000 shares outstanding prior to the offering and 4,946,429 shares outstanding after the offering.


   Unless otherwise indicated, the address of each person listed below is 3434 Carman Road, Schenectady, New York 12303.


                                                                                  Number of Shares
                                                                                 Beneficially Owned        Percentage of Ownership
                                                                              -------------------------    ------------------------
                                                                              Prior to the    After the    Prior to the   After the
Name of Beneficial Owner                                                        Offering       Offering      Offering      Offering
------------------------                                                      ------------    ---------    ------------   ---------
George A. Amedore Sr. (1) .................................................     2,150,000     2,221,429        55.5%         44.9%
George A. Amedore Jr. .....................................................       725,000       725,000        18.7          14.7
Mark R. Amedore ...........................................................       475,000       475,000        12.3           9.6
George Caputo(2) ..........................................................       405,000       405,000        10.4           8.2
Christopher DelVecchio ....................................................             0             0         0.0           0.0
John A. Graziano ..........................................................             0             0         0.0           0.0
All executive officers and directors as a group (Five persons)(1) .........     3,350,000     3,421,429        86.5%         69.2%


---------------


*   less than one percent
(1) Upon completion of the offering Mr. Amedore will convert $500,000 of debt to equity at the initial public offering price of our common stock and will receive an additional 71,429 shares which is included herein.
(2) The address for George Caputo is 52 Polo Lane, Westbury, New York 11590.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


   During the fiscal year ended May 31, 2000, we borrowed approximately $1,450,000 from George A. Amedore, Sr, which is payable on demand and is interest free. During the year ended May 31, 2001, we repaid approximately $673,150 to George A. Amedore, Sr. in connection with this note. As of February 28, 2001, $731,736 was owed to Mr. Amedore pursuant to the loan. Upon completion of this offering Mr. Amedore he has agreed to convert $500,000 of the outstanding debt into 71,429 shares of our common stock at the initial public offering price. The remaining balance owed to Mr. Amedore upon completion of the offering will be repaid out of the net proceeds of this offering.

   During the year ended May 31, 2001, we received a construction management fee of $13,376 from Amedore Construction Company and had an outstanding account receivable of $12,167 due from Amedore Construction Company. Amedore Construction Company is 16 2/3% owned by George A. Amedore, Sr., our chief executive officer,16 2/3% owned by George A. Amedore, Jr., our executive vice president and 16 2/3 owned by Mark Amedore, our executive vice president. Amedore Construction Company is primarily engaged in the development, construction and sale of commercial property in the Albany, New York metropolitan area.


   The above transactions were on terms no less favorable to us than those available to disinterested third parties. In the future, we will present all proposed transactions between us and our officers, directors or 5% shareholders, and affiliates, to our board of directors for its consideration and approval. Any such transaction will require approval by a majority of the directors and such transactions will be on terms no less favorable than those available to disinterested third parties.

                           DESCRIPTION OF SECURITIES

   The following description of matters relating to our securities is qualified by New York law and to the provisions of our certificate of incorporation, as amended, and bylaws, and the underwriting agreement between us and the underwriter, copies of which have been filed with the Commission as exhibits to the registration statement of which this prospectus is a part.

General


   We are authorized by our certificate of incorporation to issue an aggregate of 20,000,000 shares of common stock, $.001 par value per share and 1,000,000 shares of blank check preferred stock. Immediately prior to this offering, an aggregate of 3,875,000 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes. No shares of preferred stock are outstanding.


Common stock

   We are authorized to issue 20,000,000 shares of common stock, $.001 par value per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and approve significant corporate transactions and holders of the remaining shares by themselves cannot elect any directors. The holders of our common stock do not have preemptive, conversion, redemption, subscription or cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to participate equally in net assets subject to the preferences that may be applicable to any outstanding preferred stock. All outstanding shares of common stock and common stock to be outstanding upon completion of this offering are and will be validly authorized and duly issued, fully paid, and non-assessable.

Preferred stock

   Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of blank check preferred stock, the rights, privileges and preferences of which may be designated by our board of directors from time to time. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of our stockholders. These shares may have rights which are senior to our common stock. Preferred stock may be issued in the future in connection with acquisitions, finances or such other matters as our board of directors deems to be appropriate. In the event that any such shares of preferred stock shall be issued, a certificate of designation, setting forth the series of such preferred stock and the relative rights, privileges and designations with respect thereto, shall be filed with the Secretary of State of the State of New York. The effect of such preferred stock is that our board of directors alone may authorize the issuance of preferred stock which could have the effect of making more difficult or discouraging an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

   There are currently no plans, understandings or arrangements for the sale or issuance of any shares of our preferred stock.

Representative's warrants


   We have granted the representative, for a total of $100.00, warrants to purchase up to 100,000 shares of our common stock. Each warrant is exercisable into one share of our common stock for a period of four years commencing one year after their issuance and sale, at 110% of the initial public offering price of our common stock. The representative is prohibited from transferring such warrants for the first year except to partners of the underwriters or selling group. For a period of five years from the date of the closing of our initial public offering, we have granted the holders of the representative's warrants certain demand and "piggyback" registration rights with respect to the common stock issuable upon exercise of the representative's warrants. The representative's warrants contain anti-dilution provisions providing for automatic adjustment of the exercise price and number of shares upon the occurrence of specific events including stock dividends, splits, mergers, acquisitions and recapitalization.


Transfer Agent and Registrar


   The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE


   Upon the completion of this offering, we will have 4,946,429 shares of our common stock issued and outstanding. The 1,000,000 shares of common stock offered by this prospectus will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased or held by our affiliates, in general, a person who has a control relationship with us, which will be subject to the limitations of Rule 144 adopted under the Securities Act. The remaining 3,946,429 shares of common stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Securities Act or sold pursuant to an exemption. These restricted securities were issued by us in private transactions in reliance upon exemptions from registration under the Securities Act.


   In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an "affiliate," as defined under Rule 144, of ours, or persons whose shares are aggregated, who for at least one year has beneficially owned restricted securities acquired directly or indirectly from us or an affiliate of ours in a private transaction is entitled to sell in brokerage transactions within any three-month period, a number of shares that does not exceed the greater of (a) 1% of the total number of outstanding shares of the same class, or (b) if the stock is quoted on a national securities exchange, the average weekly trading volume in the stock during the four calendar weeks preceding the day notice is given to the Commission with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. A person, or persons whose shares are aggregated, who is not an affiliate and has not been an affiliate of ours for at least the three months immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell shares pursuant to Rule 144(k) without regard to any of the limitations described above.

   Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of options granted under a written compensatory plan of ours or contract with us prior to the date of this prospectus may be resold by persons, other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to limitations. There are 500,000 shares of our common stock issuable upon the exercise of options which may be granted under our stock option plan. Except as otherwise provided above, beginning 90 days after the date of this prospectus, the option shares, if any, would be eligible for sale in reliance on Rule 701, subject to vesting provisions.


   Each of our officers, directors and 5% shareholders of our common stock have agreed that, they will not, without the prior written consent of the representative of the underwriters, directly or indirectly, sell or otherwise dispose of any shares of our common stock or securities convertible into or exercisable for our common stock during the twelve (12) month period commencing on the effective date of the registration statement. Upon expiration of the lock-up period, all of the shares of common stock subject to such lock-up agreements will be eligible for sale under Rule 144. The
3,946,429 shares became eligible for sale in accordance with the exemptive provisions and the volume limitations of Rule 144 in January 2001, however, the owners of such shares have agreed not to offer, sell or otherwise dispose of their shares for a period of 12 months commencing on the effective date of our registration statement without the prior approval of the representative.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the form of which is filed as an exhibit to the registration statement filed with the Commission of which this prospectus is a part, the underwriters named below have, severally and not jointly, agreed through Somerset Financial Group, Inc., as the representative of the underwriters, to purchase from us, and we have agreed to sell to the underwriters, the aggregate number of shares of our common stock set forth opposite their respective names:

     Underwriters                                         Number of Shares
     ------------                                          of Common Stock
                                                          ----------------
     Somerset Financial Group, Inc. ...................
                                                              ---------
        Total .........................................       1,000,000
                                                              =========


   The underwriting agreement provides that the obligations of the several underwriters under that agreement depend upon certain conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinion and letters from our counsel and our independent public accountants. The underwriters are committed to take and to pay for all of the shares offered hereby, if any are purchased. In the event of a default by any of the underwriters, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.


   The underwriters have advised us that they propose to offer all or part of the shares of common stock offered hereby directly to the public initially at the price set forth on the cover page of this prospectus. They have also advised us that they may offer shares of common stock to certain dealers at a price that represents a concession of not more than $__ per share, and that the underwriter may allow, and these dealers may reallow, a concession of not more than $__ per share to certain other dealers. After the completion of this offering, the price to the public and the concessions may be changed.


   We have granted the underwriters an option, exercisable within 45 days after the effective date of the registration statement of which this prospectus is a part, to purchase up to an additional 150,000 shares of our common stock at the same price per share as the initial 1,000,000 shares of common stock to be purchased by the underwriters. The underwriters may exercise this option only to cover over- allotments, if any. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to some conditions, to purchase the same percentage of the additional shares of common stock as the percentage of the initial 1,000,000 shares of common stock to be purchased by that underwriter.

   We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payment the underwriters and their controlling persons may be required to make.


   We have agreed to pay the representative of the underwriters a non-accountable expense allowance equal to 3% of the gross proceeds of this offering. We have also agreed to pay all expenses in connection with qualifying the securities under the laws of those states the representative may designate, including fees and expenses of counsel retained for such purposes by the representative and the costs and disbursements in connection with qualifying the offering with the National Association of Securities Dealers, Inc.

   We have agreed to retain Somerset Financial Group, Inc. as a financial consultant for a period of twenty-four months to commence on the closing of this offering, at a monthly fee of $3,000, all $72,000 of which shall be payable in advance on the closing of this offering. Pursuant to the agreement Somerset Financial will be obligated to provide general financial advisory services on an "as needed" basis with respect to possible future financings or acquisition related matters. The agreement does not require Somerset Financial to provide any minimum number of hours of consulting services.

   We have agreed to issue to the representative of the underwriters, for a total of $100.00, warrants to purchase an aggregate of 100,000 shares of common stock exercisable for a period of four years commencing one year after the effective date of the registration statement of which this prospectus is a part, at a price equal to 110% of the initial public offering price of the shares of common stock. The representative's warrants contain anti-dilution provisions providing for automatic adjustments of the exercise price and number of shares issuable on exercise price and number of shares issuable on exercise of the representative's warrants upon the occurrence of some events, including stock dividends, stock splits, mergers, acquisitions and recapitalizations.


   The representative's warrants contain certain demand and piggyback registration rights relating to the 100,000 shares of common stock issuable thereunder. For the life of the representative's warrants, the representative will have the opportunity to profit from a rise in the market price for voting, dividend or other stockholder rights with respect to those warrants. The holders of shares of common stock issued upon exercise of those warrants will have the voting, dividend, and other stockholder rights of holder of shares of common stock. The representative's warrants are restricted from sale, transfer, assignment or hypothecation for the one year period from the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and/or their officers or partners.


   We have also granted to the representative of the underwriters the right, for a period of 2 years from the closing of this offering, to appoint an observer to our board of directors to attend meetings of our board of directors. The underwriter has not designated any individual as of the date hereof. The observer will have all rights of a board member, except the right to vote and may attend any or all meetings of the board of directors. The representative's observer will be entitled to receive reimbursement for all reasonable and accountable out-of-pocket expenses incurred in attending board meetings, at the same rate given to directors, and to the extent any fees are paid to independent directors for attending meetings, such attendance fees.

   We and our officers, directors and present shareholders have agreed that, for a period of twelve months after the completion of this offering, without the prior written consent of the representative of the underwriters, none of us will sell or otherwise dispose of any of our respective equity securities or securities convertible into our equity securities, except for the sale of shares to the underwriters under the terms of the underwriting agreement.


   The representative of the underwriters has informed us that the underwriters do not expect any sales of the shares of common stock offered by this prospectus to be made to discretionary accounts controlled by the underwriters.

   Prior to this offering, there has been no established market in the United States or elsewhere for our common stock. Consequently, the initial public offering price has been determined by negotiation between us and the representative of the underwriters and does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. The factors considered in these negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structure and other factors as were deemed relevant.

   The representative, on behalf of the underwriters, may engage in (a) over-allotment, (b) stabilizing transactions, (c) syndicate covering transactions and (d) penalty bids. Over-allotment involves syndicate sales in excess of this offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the shares of common stock being offered so long as the stabilizing bids do not exceed a specified maximum.

   Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

   Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on Amex or otherwise and, if commenced, may be discontinued at any time. The transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which the persons may bid for or purchase our common stock for the purpose of stabilizing their respective market prices. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus.

   In connection with this offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock offered in this prospectus. These actions include purchasing common stock to cover some or all of a short position of common stock maintained by the representative and the imposition of penalty bids.

                                 LEGAL MATTERS


   The legality of the common stock offered by this prospectus and certain legal matters in connection with the offering will be passed upon for us by Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, New York, New York. Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP owns 120,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Sichenzia Ross Friedman Ference LLP, New York, New York.


                                    EXPERTS


   The financial statements as of May 31, 2001, and for each of the two years in the period ended May 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form SB-2.

   You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available on the Securities and Exchange Commission's website (http://www.sec.gov).

   As a result of the offering, we will become subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance with these requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

   We intend to provide to our stockholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS




                                                                            Page
                                                                            ----
 Independent Auditors' Report ...........................................    F-2
 Balance Sheet as of February 28, 2002 (Unaudited) and May 31, 2001 .....    F-3
 Statements of Operations for the Nine Months Ended February 28, 2002
   and 2001 (Unaudited) and for the Years Ended May 31, 2001 and 2000 ...    F-4
 Statements of Stockholders' Equity (Deficiency) for the Nine Months
   Ended February 28, 2002 (Unaudited) and for the Years Ended May 31,
   2001 and 2000 ........................................................    F-5
 Statements of Cash Flows for the Nine Months Ended February 28, 2002
   and 2001 (Unaudited) and for the Years Ended May 31, 2001 and 2000 ...    F-6
 Notes to Financial Statements ..........................................    F-7

                          INDEPENDENT AUDITORS' REPORT



Amedore Homes, Inc.
Schenectady, New York

We have audited the accompanying balance sheet of Amedore Homes, Inc. (the "Company") as of May 31, 2001 and the related statements of operations, stockholders' equity/(deficiency) and cash flows for the years ended May 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2001 and the results of its operations and its cash flows for the years ended May 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche, LLP

Hartford, Connecticut
April 3, 2002

                               AMEDORE HOMES, INC.

                                 BALANCE SHEETS




                                                                                                         Supplemental
                                                                                           Proforma        Proforma
                                                                         February 28,    February 28,    February 28,     May 31,
                                                                             2002            2002            2002           2002
                                                                          -----------     ----------     -----------    -----------
                                                                          (Unaudited)     (Unaudited)    (Unaudited)
                                ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ...........................................    $   391,655     $  391,655     $   391,655    $    70,315
 Receivable--related party ...........................................        354,172        354,172         354,172        183,167
 Accounts receivable--escrow .........................................          5,070          5,070           5,070             --
 Employee receivables ................................................          3,180          3,180           3,180          3,668
 Inventory ...........................................................      3,244,180      3,244,180       3,244,180      1,866,567
 Prepaid expenses ....................................................         20,691         20,691          20,691         10,178
                                                                          -----------     ----------     -----------    -----------
     Total current assets ............................................      4,018,948      4,018,948       4,018,948      2,133,895
PROPERTY AND EQUIPMENT--Net ..........................................        109,983        109,983         109,983        119,387
DEFERRED STOCK ISSUANCE COSTS ........................................        288,512        288,512         288,512        338,512
                                                                          -----------     ----------     -----------    -----------
     TOTAL ASSETS ....................................................    $ 4,417,443     $4,417,443     $ 4,417,443    $ 2,591,794
                                                                          ===========     ==========     ===========    ===========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ....................................................    $ 1,489,802     $1,489,802     $ 1,489,802    $   409,553
 Customer deposits ...................................................        224,980        224,980         224,980         83,249
 Accrued expenses ....................................................          8,650          8,650           8,650         18,035
 Related party debt ..................................................        731,736        833,096              --        732,112
 Current portion of long-term debt ...................................      1,091,026      1,091,026       1,091,026        659,235
                                                                          -----------     ----------     -----------    -----------
     Total current liabilities .......................................      3,546,194      3,647,554       2,814,458      1,902,184
LONG-TERM DEBT, NET OF CURRENT PORTION ...............................        671,145        671,145         671,145        660,515
                                                                          -----------     ----------     -----------    -----------
     Total liabilities ...............................................      4,217,339      4,318,699       3,485,603      2,562,699
                                                                          -----------     ----------     -----------    -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 20,000,0000 shares authorized,
   3,875,000 shares issued and outstanding actual (February 28, 2002 and May 31, 2001) and Pro Forma; 3,979,535 issued and outstanding
   supplemental pro forma.............................................          3,875          3,875           3,979          3,875
 Additional paid-in capital ..........................................      3,592,375         94,869       4,324,007      3,592,375
 Accumulated deficit .................................................     (3,396,146)            --      (3,396,146)    (3,567,155)
                                                                          -----------     ----------     -----------    -----------
     Total stockholders' equity ......................................        200,104         98,744         931,840         29,095
                                                                          -----------     ----------     -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........................    $ 4,417,443     $4,417,443     $ 4,417,443    $ 2,591,794
                                                                          ===========     ==========     ===========    ===========




                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                            STATEMENTS OF OPERATIONS



                                                                                      Nine Months                Years Ended
                                                                                  Ended February 28,               May 31,
                                                                                -----------------------    ------------------------
                                                                                  2002          2001          2001          2000
                                                                               ----------    ----------    ----------   -----------
                                                                                      (Unaudited)
Revenues:
 Home and land sales .......................................................   $8,243,635    $6,071,900    $8,066,752   $ 3,864,930
 Construction management fee revenue -- Related parties ....................       26,766            --        13,376       271,500
                                                                               ----------    ----------    ----------   -----------
     Total revenues ........................................................    8,270,401     6,071,900     8,080,128     4,136,430
COST OF HOME AND LAND SALES ................................................    7,430,219     5,537,787     7,392,762     3,602,974
                                                                               ----------    ----------    ----------   -----------
GROSS PROFIT ...............................................................      840,182       534,113       687,366       533,456
                                                                               ----------    ----------    ----------   -----------
OPERATING EXPENSES:
 Salaries, wages and benefits ..............................................      196,420       189,593       220,958     3,127,735
 Other operating expenses ..................................................      411,959       310,364       392,252     1,039,743
                                                                               ----------    ----------    ----------   -----------
     Total operating expenses ..............................................      608,379       499,957       613,210     4,167,478
                                                                               ----------    ----------    ----------   -----------
INCOME (LOSS) FROM OPERATIONS ..............................................      231,803        34,156        74,156    (3,634,022)
                                                                               ----------    ----------    ----------   -----------
OTHER (EXPENSE) INCOME:
 Interest (expense) income, net ............................................      (60,569)        6,919        24,423       (21,624)
 Miscellaneous income ......................................................           --            --            --         5,542
                                                                               ----------    ----------    ----------   -----------
     Total other (expense) income ..........................................      (60,569)        6,919        24,423       (16,082)
                                                                               ----------    ----------    ----------   -----------
INCOME (LOSS) BEFORE PROVISION FOR STATE INCOME TAXES ......................      171,234        41,075        98,579    (3,650,104)
PROVISION FOR STATE INCOME TAXES ...........................................          225            --            --           100
                                                                               ----------    ----------    ----------   -----------
NET INCOME (LOSS) ..........................................................   $  171,009    $   41,075    $   98,579   $(3,650,204)
                                                                               ==========    ==========    ==========   ===========
NET INCOME (LOSS) PER SHARE -- BASIC AND DILUTED ...........................   $     0.04    $     0.01    $     0.02   $     (1.01)
                                                                               ==========    ==========    ==========   ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -- BASIC AND DILUTED ............    3,972,222     4,000,000     4,000,000     3,606,439
                                                                               ==========    ==========    ==========   ===========
Unaudited pro forma data (Note 1)
Pro forma income before provision for income taxes and interest
  expense on related party debt.............................................   $  171,234                  $   98,579
Pro forma interest expense on related party debt ...........................      (54,894)                   (106,869)
                                                                               ----------                  ----------
Pro forma income (loss) before income taxes ................................   $  116,340                  $   (8,290)
Pro forma income (tax) benefit .............................................      (46,691)                      3,311
                                                                               ----------                  ----------
Pro forma net income (loss) ................................................   $   69,649                  $   (4,979)
                                                                               ==========                  ==========
Pro forma net income (loss) per common share -- basic and diluted ..........   $     0.02                  $    (0.00)
                                                                               ==========                  ==========
Pro forma weighted average common shares outstanding -- basic and diluted ..    3,875,000                   4,019,346
                                                                               ==========                  ==========




                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
        FOR YEARS ENDED MAY 31, 2000 AND 2001 AND THE NINE MONTHS ENDED
                         FEBRUARY 28, 2002 (UNAUDITED)



                                                                Common Stock       Additional                          Total
                                                             ------------------     Paid - in    Accumulated       Stockholders'
                                                              Shares     Amount      Capital       Deficit      Equity (Deficiency)
                                                             ---------   ------    ----------    ------------   -------------------
BALANCE AT JUNE 1, 1999..................................    1,000,000   $1,000    $    4,000    $    (15,530)      $   (10,530)
Issuance of 2,350,000 shares.............................    2,350,000    2,350        (2,350)             --                --
Issuance of 120,000 shares
 exchange for legal services.............................      120,000      120       662,880              --           663,000
Issuance of 530,000 shares
 to employees and directors..............................      530,000      530     2,927,720              --         2,928,250
Net Loss.................................................           --       --            --      (3,650,204)       (3,650,204)
                                                             ---------   ------    ----------    ------------       -----------
BALANCE AT MAY 31, 2000..................................    4,000,000    4,000     3,592,250      (3,665,734)          (69,484)
Net Income...............................................           --       --            --          98,579            98,579
Cancellation of 125,000 shares...........................     (125,000)    (125)          125              --                --
                                                             ---------   ------    ----------    ------------       -----------
BALANCE AT MAY 31, 2001..................................    3,875,000    3,875     3,592,375      (3,567,155)           29,095
Net Income (Unaudited)...................................           --       --            --         171,009           171,009
                                                             ---------   ------    ----------    ------------       -----------
BALANCE AT FEBRUARY 28, 2002
 (UNAUDITED).............................................    3,875,000   $3,875    $3,592,375    $ (3,396,146)      $   200,104
                                                             =========   ======    ==========    ============       ===========




                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                            STATEMENTS OF CASH FLOWS



                                                                                       Nine Months                Years Ended
                                                                                   Ended February 28,               May 31,
                                                                                ------------------------    -----------------------
                                                                                    2002          2001        2001          2000
                                                                                -----------    ---------    ---------   -----------
                                                                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) ..........................................................   $   171,009    $  41,075    $  98,579   $(3,650,204)
 Adjustments to reconcile net income (loss) to net cash
   (used in) provided by operating activities:
   Depreciation..............................................................        31,085       15,484       30,653        11,768
   Stock issued for legal services...........................................            --           --           --       663,000
   Stock-based compensation..................................................            --           --           --     2,928,250
   Changes in assets and liabilities:
    Accounts receivable -- related party                                           (171,005)     (57,160)    (167,160)      (16,007)
    Accounts receivable -- escrow ...........................................        (5,070)     (14,333)          --            --
    Employee receivables ....................................................           488           --       (3,668)           --
    Inventory ...............................................................    (1,377,613)     502,156      255,502    (2,002,069)
    Prepaid expenses and other assets .......................................       (10,513)         930       (6,812)       (3,366)
    Accounts payable -- trade ...............................................     1,080,249       75,761     (198,295)      607,848
    Customer deposits .......................................................       141,731     (121,374)    (234,857)      318,106
    Accrued expenses ........................................................        (9,385)     (14,475)       1,394        14,535
                                                                                -----------    ---------    ---------   -----------

     Net cash (used in) provided by operating activities ....................      (149,024)     428,064     (224,664)   (1,128,139)
                                                                                -----------    ---------    ---------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES --
 Capital expenditures .......................................................       (21,681)     (69,019)     (73,502)      (55,034)
                                                                                -----------    ---------    ---------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from related party debt ...........................................            --           --           --     1,450,000
 Payments on related party debt .............................................          (376)    (335,393)    (673,150)      (62,123)
 Proceeds from mortgage payable .............................................            --           --      830,000            --
 Principal payments on long-term debt .......................................            --      (54,133)          --            --
 Net borrowings from line of credit .........................................       429,283           --           --       475,401
 Payments on land note ......................................................            --           --      (80,000)      (40,000)
 Proceeds on auto loan ......................................................        20,105           --           --            --
 Payments on auto loan ......................................................        (6,967)          --       (5,405)       (4,557)
 Deferred stock issuance costs ..............................................        50,000     (224,846)    (224,846)     (113,666)
                                                                                -----------    ---------    ---------   -----------

     Net cash provided by (used in) financing activities ....................       492,045     (614,372)    (153,401)    1,705,055
                                                                                -----------    ---------    ---------   -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS.......................................................       321,340     (255,327)    (451,567)      521,882
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD........................................................        70,315      521,882      521,882            --
                                                                                -----------    ---------    ---------   -----------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD..............................................................   $   391,655    $ 266,555    $  70,315   $   521,882
                                                                                ===========    =========    =========   ===========
CASH PAID FOR -- Interest (Including capitalized interest of $5,178, $6,246,
  $7,453 and $9,270, respectively)...........................................   $    52,404    $  13,049    $      --   $    46,632
                                                                                ===========    =========    =========   ===========
 Income taxes ...............................................................   $       225    $      --    $      --   $       100
                                                                                ===========    =========    =========   ===========



SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING AND FINANCING
ACTIVITIES -- During the year ended May 31, 2001, the Company issued a note for the purchase of land inventory for $830,000. During the year ended May 31, 2000, the Company issued notes for the purchase of land inventory and a vehicle for $130,000 and $16,376, respectively.


                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   Description of Business--Amedore Homes, Inc. (the "Company"), a New York subchapter S corporation, is primarily engaged in the development, construction and sale of single-family attached and detached homes, in the Albany, New York metropolitan area.

   Prior to June 1, 1999, the Company was essentially dormant as management's efforts were focused on the business operations and ultimate wind down of an affiliated entity, Traditional Amedore Homes, Inc. ("Traditional"). Traditional was also primarily engaged in the development, construction and sale of single-family attached and detached homes, in the Albany, New York metropolitan area. On June 1, 1999, the Company resumed business operations.

   The Company's fiscal year ends on May 31.

   Cash and Cash Equivalents--All highly liquid debt securities with an original maturity of 90 days or less are considered to be cash equivalents.

   Inventory--Inventory is stated at the lower of cost or fair value less cost to sell. Inventory includes all direct costs of construction, land and land development, including interest, real estate taxes and other carrying costs incurred during the development period.

   Inventory is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning expected future conditions. No impairment has been recognized in 2001 or 2000.

   Interest attributable to construction and land development is capitalized and added to the cost of those properties as long as the properties are being actively developed. During the years ended May 31, 2001 and 2000, the Company incurred and capitalized interest costs of $52,062 and $25,008, respectively, of which $7,453 was included in inventory at May 31, 2001. Capitalized interest charged to cost of sales during the years ended May 31, 2001 and 2000 was $49,008 and $15,738, respectively.

   Start-up costs, construction overhead and selling expenses are expensed as incurred.

   Property and Equipment--Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the related asset's estimated useful lives of three to five years. Accumulated depreciation at May 31, 2001 was $62,956 and depreciation expense for the years ended May 31, 2001 and 2000 was $30,653 and $11,768, respectively.

   Fair Value of Financial Instruments--Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information for certain assets and liabilities, whether or not recorded in the balance sheet, for which it is practicable to estimate that value. The Company has the following financial instruments: cash and cash equivalents, receivable -- related party, accounts payable, accrued liabilities, related party debt and long-term debt. The Company considers the carrying amount of these items, excluding long-term debt, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. See Note 3 for fair value disclosures of long-term debt.

   Home and Land Sales--Sales of residential units are recognized upon transfer of title, which occurs at closing, using the full accrual method. Land and land development costs (including estimated costs to complete) are allocated to units and to land sold based on relative sales values. Payments received from customers prior to closing are recorded as deposits.

                              AMEDORE HOMES, INC.

1. Summary of Significant Accounting Policies--(Continued)

   Construction Management Fee Revenue--Related Parties--The Company received a construction management fee from Amedore Construction Company, Inc. for reimbursement of overhead expenses. This revenue relates to the use of the Company's employees and resources and amounted to $13,376 and $271,500 for the years ended May 31, 2001 and 2000, respectively.

   Income Taxes--The Company has elected for federal income tax purposes to be taxed as a subchapter S corporation. This election provides for the net income
(loss) of the Company to be reported on the personal income tax return of the individual stockholders and, accordingly, no provision (benefit) has been made for federal income taxes in the accompanying financial statements. However, the Company is subject to certain New York state taxes.

   Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Project costs represent significant estimates. Actual results could differ from those estimates.

   Warranties--The Company generally provides limited warranties of at least one to six years for workmanship and materials and for longer periods with respect to structural components. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If warranty claims are incurred our results of operations and financial condition may be adversely affected. The Company provides for such costs based on historical experience and management's estimate of future level of claims. There are no reserves as of May 31, 2001 and 2000.

   Stock-Based Compensation--SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company is planning to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion, No. 25 "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock options will be measured at the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised will be credited to additional paid in capital. The Company has adopted the disclosure-only provisions of SFAS 123.

   Derivative Financial Instruments--In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities." These statements became effective for the Company on June 1, 2001. The adoption of these statements had no effect on the Company's financial statements.

   New Accounting Standards--In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

   In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets", which became effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization, the reclassification of certain existing recognized intangibles as goodwill, the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires a transitional goodwill impairment test six months from the date of adoption.

                              AMEDORE HOMES, INC.

1. Summary of Significant Accounting Policies--(Continued)

   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which superceded SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used, or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning December 15, 2001 and interim periods within those fiscal years.

   The adoption of these standards will not have a material effect on the Company's financial statements.

   Unaudited Interim Financial Statements--In the opinion of management, the Company has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of February 28, 2002, the results of operations, changes in stockholders' equity (deficiency) and cash flows for the nine-month periods ended February 28, 2002 and 2001, as presented in the accompanying unaudited interim financial statements.

   Pro Forma Data (Unaudited)--Upon completion of the initial public offering ("IPO"), the Company's S corporation status will terminate and it will be subject to federal and state income taxes. The Pro Forma effect of this change has been reflected in the balance sheet and statement of operations.

   In addition, Pro Forma data reported also assumes that the Company has, upon completion of the IPO, distributed to owners the accumulated deficit, and subsequently charged that deficit against the capital of the corporation. The Pro Forma amount reflects the Company's status as a C corporation rather than an S corporation for Federal income tax purposes and interest expense on the related party debt, utilizing an estimated 10% interest rate.

   The Pro Forma income tax was calculated assuming an effective tax rate of 39.94% for both years.

   Pro forma weighted average shares outstanding are equal to audited weighted average shares outstanding for both basic and diluted.

   Unaudited Pro Forma data is based upon historical information, preliminary estimates and certain assumptions management deems appropriate. The unaudited Pro Forma data presented herein is not necessarily indicative of the results the Company would have obtained had such events occurred at the beginning of the period, as assumed, or of the future events of the Company. The Pro Forma data should be read in conjunction with the historical financial statement and notes thereto.

   Supplemental Pro Forma Data (Unaudited)--Supplemental Pro Forma Data is to be interpreted separately and distinctly from the Pro Forma data. Supplemental Pro Forma Data does not include any of the changes reflected in the Pro Forma data.

   The Supplemental Pro Forma Data has been calculated assuming the issuance of 71,429 additional shares, representing the number of shares of common stock that would need to be sold at $7.00 per share (based on the IPO price) in order to retire $500,000 in related party debt to the Company's CEO through additional stock issuance. With regard to this Supplemental Pro Forma transaction, common stock increased by $71 (for the 71,429 shares assumed issued), Related party debt was reduced by $500,000 and Additional paid in capital was increased by $699,900, as compared to the February 28, 2002 balance sheet.

   In addition, the Supplemental Pro Forma Data also discloses the issuance of 33,106 additional shares. These shares represent the number of shares of common stock at $7.00 per share (based on the IPO price) necessary to raise approximately $231,736 in proceeds. The proceeds were assumed to be utilized immediately to repay the remainder of the Related party debt ($231,736). Therefore, common stock increased by $33 (for the 33,105 shares issued) and Additional paid in capital increased by $231,703, as compared to the February 28, 2002 balance sheet. Related party debt is reduced to $0 (after giving effect for the $500,000 and $231,736 repayments described above).

                              AMEDORE HOMES, INC.

1. Summary of Significant Accounting Policies--(Continued)

   Supplemental Pro Forma cash remained unchanged as compared to the February 28, 2002 cash balance, as all proceeds received from the above mentioned stock issuance ($231,736) were assumed to have been utilized immediately for Related party debt repayment.

   Supplemental Pro Forma weighted average shares outstanding assume that supplemental shares (104,533 in total for Related party debt retirement) were issued on February 29, 2000 (the date of the Related party debt issuance). As of February 28, 2002, all shares have been assumed outstanding, as no shares were issued in the first nine months of fiscal 2002.

   The Supplemental Pro Forma effect of these changes have been disclosed in the balance sheet and statement of operations.

   Unaudited Supplemental Pro Forma data is based upon historical information, preliminary estimates and certain assumptions management deems appropriate. The unaudited Supplemental Pro Forma data presented here is not necessarily indicative of the results the Company would have obtained had such events occurred at the beginning of the period, as assumed, or of the future events of the Company. The Supplemental Pro Forma data should be read in conjunction with the historical financial statements and notes thereto.

2. Inventory

   Inventory at May 31, 2001 consisted of the following:



      Construction in progress and model homes ..........................   $  629,528
      Land and accumulated development costs ............................    1,229,586
      Capitalized interest ..............................................        7,453
                                                                            ----------
        Total............................................................   $1,866,567
                                                                            ==========



3. Long-Term Debt

   Long-term debt at May 31, 2001 consisted of the following:



      Line of credit ....................................................   $  483,337
      Mortgage payable -- land ..........................................      830,000
      Auto loans ........................................................        6,413
                                                                            ----------
        Total............................................................    1,319,750
      Less current portion ..............................................      659,235
                                                                            ----------
      Long-term debt ....................................................   $  660,515
                                                                            ==========



   On July 15, 1999, the Company entered into a $500,000 line of credit agreement with a bank of which the Company had $16,337 available for borrowings at May 31, 2001. The line of credit expired on June 1, 2000 and was secured by the Company's accounts receivable, inventory, equipment, and contract rights. Borrowings against the line of credit bear interest at a variable rate of prime plus 1.5%, or 11% at May 31, 2001. On September 25, 2000, the Company received an extension on the line of credit. The line remained available in good standing until November 1, 2001. See Note 9 for extension.

   In May 2001, the Company entered into a $830,000 mortgage in connection with the purchase of land inventory. As of May 31, 2001, the note had an outstanding balance of $830,000. The note bears an interest rate of 7%. The note is due in installments of $60,000 as each of the 14 lots from which the note relates is sold.

                              AMEDORE HOMES, INC.

3. Long-Term Debt--(Continued)

   The auto loan bears interest at a rate of 8.75%, requires monthly payments of $519 and is scheduled to mature in June 2002. This loan is secured by the vehicle from which it originated. The fair value of the auto loan approximates its carrying value based on the terms of similar available borrowing agreements.

   At May 31, 2001, aggregate maturities of long-term debt are as follows:



      2002 ..............................................................   $  659,235
      2003 ..............................................................      300,515
      2004 ..............................................................      360,000
        Total............................................................   $1,319,750
                                                                            ==========



4. Stockholders' Equity/(Deficiency)

   On May 5, 2000, the Company effected a 100,000-for-1 stock split with a change in par value to $0.001 per share. All share amounts disclosed have been adjusted to reflect the stock split.

   On June 18, 1999, the Company issued 2,350,000 additional shares of common stock to its Chief Executive Officer. At the time of issuance, the Chief Executive Officer was the sole shareholder and accordingly, no compensation expense has been recorded in the Company's financial statements as this transaction had no impact on shareholder dilution.

   On January 7, 2000, the Company issued 120,000 shares of common stock to their attorneys in exchange for legal services. In connection with this transaction, the Company recorded legal expenses of $663,000.

   On January 7, 2000, the Company issued 530,000 shares of common stock to employees and directors. In connection with this transaction, the Company recorded compensation expense of $2,928,250.

   On December 31, 2000 former directors of the Company returned 125,000 shares to the Company in exchange for the release from their duties. The Company cancelled these shares at this time.

   On May 5, 2000, the Company's board of directors also authorized 1,000,000 shares of blank check preferred stock of which no shares were issued or outstanding at May 31, 2001.

   In June 2000, the board of directors and shareholders adopted the 2000 Stock Option Plan (the "Plan") and reserved 500,000 shares for issuance under the Plan. Incentive and/or non-qualified stock options may be granted. As of May 31, 2001, no options have been granted under the Plan.

5. Income Taxes

   During 2000, the provision for income taxes was composed exclusively of current state minimum taxes. The Company had no deferred income tax assets and liabilities at May 31, 2001.

   A reconciliation of the anticipated income tax (benefit) computed by applying the statutory Federal income tax rate to income (loss) before income taxes recorded in the Statements of Operations is as follows:



                                                               May 31,       May 31,
                                                                2001          2000
                                                              ---------   ------------
      Anticipated income tax (benefit) (34%) .............    $  33,517   $(1,241,035)
      Increase (decrease) resulting from:
      State income taxes .................................           --            100
      Nondeductible stock compensation and legal expenses            --      1,106,309
      Exempt S corporation loss ..........................     (33,517)        134,726
                                                              ---------   ------------
        Total.............................................    $      --   $        100
                                                              =========   ============

                              AMEDORE HOMES, INC.

6. Related Party Transactions

   At May 31, 2001, the Company had a loan due to stockholder in the amount of $732,112. This loan accrues interest at 0% and is due on demand.

   At May 31, 2001, the Company had a receivable of $12,167 and received a construction management fee of $13,376 from Amedore Construction Company, Inc for the year ended May 31, 2001. Amedore Construction Company, Inc. is primarily engaged in the development, construction and sale of commercial property in the Albany, New York metropolitan area. Amedore Construction Company, Inc. is 16 2/3% owned by the majority shareholder and Chief Executive Officer of the Company.

   The Company and Quality Homes Enterprises, Inc. entered into a joint venture to develop a plot of land located in the Town of Colonie. As of May 31, 2001, the Company had a receivable from Quality Homes Enterprises, Inc. of $71,000.

   At May 31, 2001, the Company had a receivable of $100,000 from a stockholder.

7. Leases

   The Company leases its office facilities on a month-to-month basis. As of May 31, 2001 monthly payments for office facilities was $2,040.

   The Company also leases certain vehicles under operating leases expiring at various dates through 2005. As of May 31, 2001, future minimum lease payments under non-cancelable operating leases are as follows for the twelve-month periods ending:



      2002 .................................................................   $24,480
      2003 .................................................................    24,480
      2004 .................................................................    24,480
      2005 .................................................................    24,480
                                                                               -------
                                                                               $97,920
                                                                               =======



   Rental expense charged to operations totaled $26,328 and $14,183 during the years ended May 31, 2001 and 2000, respectively.

8. Commitments and Contingencies

   In the normal course of business, the Company acquires rights under option agreements to purchase land for future development. The agreements generally are contingent upon municipality approvals and executed sales contracts. As of May 31, 2001, the Company had rights, under such agreements, to purchase 213 developed lots, within four separate developments, with an aggregate contract price of $4,232,000.

   Additionally, at May 31, 2001, the Company was contingently liable to a bank for $41,000 for an outstanding letter of credit securing performance of certain contractual obligations.

9. Subsequent Events

   The Company plans to offer approximately 1,000,000 shares of common stock in a proposed initial public offering in fiscal year 2002. The initial public offering is currently estimated to be $7 per share. The Company had deferred stock issuance costs of $338,512 as of May 31, 2001. Such costs will be netted against the proceeds of the initial public offering.

   In October of 2001, upon expiration of the $500,000 line of credit, the Company entered into a $1,200,000 line of credit with a bank. The line of credit agreement is secured by the Company's accounts receivable, inventory, equipment, and contract rights. Borrowings against the line of credit bear interest at a variable rate of prime plus 1.5%.

                                  * * * * * *

================================================================================

   You may rely only on the information contained in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Amedore Homes, Inc. This prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale of the shares of common stock hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Amedore Homes, Inc. since the date hereof.


   Until ______ , 2002 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.




                              [AMEDORE HOMES LOGO]




                                1,000,000 Shares

                                       of

                                  Common Stock






                              --------------------

                                    __, 2002

                              --------------------





                         Somerset Financial Group, Inc.



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

   Section 722 of the New York Business Corporation Law, among other things, and subject to certain conditions, authorizes us to indemnify our officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. Our restated certificate of incorporation and by-laws of the Company provide for indemnification of our officers and directors to the fullest extent authorized by law. Following the offering, we intend to procure officer's and director's liability insurance.

   Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the underwriter agrees to indemnify our directors and certain officers and certain other persons against certain civil liabilities.

Item 25. Other Expenses of Issuance and Distribution

   The following is a statement of the estimated expenses to be paid by us in connection with the issuance and distribution of the securities being registered:


        SEC Registration Fee .............................................    $ 2,430.12
        NASD Filing Fee ..................................................      1,305.00
        American Stock Exchange Listing Fees .............................     27,500.00
        Printing and Engraving Expenses * ................................     37,500.00
        Legal Fees and Expenses * ........................................    150,000.00
        Accounting Fees and Expenses * ...................................    180,000.00
        Blue Sky Fees and Expenses * .....................................     15,000.00
        Transfer Agent and Registrar Fees and Expenses ...................      2,500.00
        Non-accountable expense allowance ................................    210,000.00
        Financial Consulting Fee. ........................................     72,000.00
        Miscellaneous ....................................................      1,649.88
                                                                             -----------
        Total ............................................................   $700,000.00
                                                                             ===========


---------------
*   estimate

Item 26. Recent Sales of Unregistered Securities

   During the past three years, we have sold unregistered securities as described below. Unless otherwise indicated, there was no underwriters involved in the transactions and there was no underwriting discounts or commissions paid in connection therewith, except as disclosed below. Unless otherwise indicated, the issuances of these securities were considered to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder. The purchasers of the securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transaction. The purchasers of the securities in the transactions had adequate access to information about us. In May 2000, we effected a 100,000 for 1 forward split of our common stock. All figures below reflect the forward split of our common stock.


   In June 1999, we issued 2,350,000 shares of our common stock for an aggregate and per share price of $2,350 and $0.001, respectively, to George A. Amedore, Sr. for no cash consideration in exchange for services rendered to us as an officer and director.

   In January 2000, we issued 405,000 shares of our common stock for an aggregate and per share price of $2,237,625 and $5.525, respectively, to George Caputo for no cash consideration, in connection with his joining our company as a director.

   In January 2000, we issued 75,000 shares of our common stock for an aggregate and per share price of $414,375 and $5.525, respectively, to Joseph Zappala for no cash consideration, in connection with his joining our company as a director. All 75,000 shares of common stock were subsequently returned to us for cancellation on December 31, 2000.

   In January 2000, we issued 50,000 shares of our common stock for an aggregate and per share price of $276,250 and $5.525, respectively, to Marc Mazur for no cash consideration, in connection with his joining our company as a director. All 50,000 shares of common stock were subsequently returned to us for cancellation on December 31, 2000.

   In January 2000, we issued 120,000 shares of our common stock for an aggregate and per share price of $663,000 and $5.525, respectively, to Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, for no cash consideration, in exchange for legal services rendered to us.

   Upon completion of this offering we will issue 71,429 shares of our common stock to George A. Amedore, Sr. in connection with the conversion of $500,000 in debt at the initial public offering price of $7.00 per share.


Item 27. Exhibits


      *** 1.1   Form of Underwriting Agreement
      *** 1.2   Form of Representative's Warrant Agreement
      *** 1.3   Form of Representative's Warrants (included in the form of
                Representative's Warrant Agreement)
       ** 3.1   Bylaws of Registrant
       ** 3.2   Restated Certificate of Incorporation dated July 18, 2000
        * 5.1   Opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
       **10.1   2000 Stock Option Plan
       **10.2   Employment Agreement between the Company and George A. Amedore, Sr.
       **10.3   Employment Agreement between the Company George A. Amedore, Jr.
       **10.4   Lease agreement dated June 1, 2000 between the Company and Condor
                Development Corp.
       **10.5   Promissory note dated February 29, 2000 between the Company and George
                A. Amedore, Sr.
       **10.6   Lot purchase agreement between Amedore Homes, Inc. and Jean M. Hoffman dated January 19, 2000.
        *10.7   Line of credit agreement between Amedore Homes, Inc. and Hudson River
                National Bank dated October 1, 2001
        *23.1   Consent of Deloitte & Touche LLP
        *23.2   Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP (incorporated into Exhibit 5.1)
        *24.1   Power of Attorney (included on the signature page to this Registration
                Statement)



---------------


*    Filed herewith.
**   Previously filed.
***  To be filed by amendment.

Item 28. Undertakings

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the issuer pursuant to any charter provision, by-law contract arrangements statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned issuer hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

   (4) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer under Rule 424(b)(1), or (4) or 497(h), under the Act as part of this registration statement as of the time the Commission declared it effective.

   (5) For determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement at that time as the initial bona fide Offering of those securities.

   (6) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


   Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 21, 2002.


                                            AMEDORE HOMES, INC.

                                            By: /s/ George A. Amedore, Sr.
                                                --------------------------------
                                                Name: George A. Amedore, Sr.
                                                Title: Chief Executive Officer

   Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   We, the undersigned officers and directors of Amedore Homes, Inc. hereby severally constitute and appoint George A. Amedore, Sr., our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


               Signature                                          Title                                    Date
               ---------                                          -----                                    ----
       /s/ George A. Amedore, Sr.         Chairman of the Board and Chief                              May 21, 2002
  ------------------------------------     Executive Officer
         George A. Amedore, Sr.



       /s/ George A. Amedore, Jr.         Executive Vice President, Secretary and                      May 21, 2002
  ------------------------------------     Director (Principal Financial Officer and
         George A. Amedore, Jr.            Principal Accounting Officer)



          /s/ Mark R. Amedore             Executive Vice President and Director                        May 21, 2002
  ------------------------------------
            Mark R. Amedore



                                          Director                                                     May 21, 2002
  ------------------------------------
         Christopher DelVecchio



                                          Director                                                     May 21, 2002
  ------------------------------------
            John A. Graziano

                                 EXHIBIT INDEX


  Exhibit
  Number                                                           Description
  ------                                                           -----------
  *** 1.1     Form of Underwriting Agreement
  *** 1.2     Form of Representative's Warrant Agreement
  *** 1.3     Form of Representative's Warrants (included in the form of Representative's Warrant Agreement)
   ** 3.1     Bylaws of Registrant
   ** 3.2     Restated Certificate of Incorporation dated July 18, 2000
    * 5.1     Opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
   **10.1     2000 Stock Option Plan
   **10.2     Employment Agreement between the Company and George A. Amedore, Sr.
   **10.3     Employment Agreement between the Company George A. Amedore, Jr.
   **10.4     Lease agreement dated June 1, 2000 between the Company and Condor Development Corp.
   **10.5     Promissory note dated February 29, 2000 between the Company and George A. Amedore, Sr.
   **10.6     Lot purchase agreement between Amedore Homes, Inc. and Jean M. Hoffman dated January 19, 2000.
    *10.7     Line of credit agreement between Amedore Homes, Inc. and Hudson River National Bank dated October 1, 2001
    *23.1     Consent of Deloitte & Touche LLP
    *23.2     Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP (incorporated into Exhibit 5.1)
    *24.1     Power of Attorney (included on the signature page to this Registration Statement)



---------------


*       Filed herewith.
**      Previously filed.
***     To be filed by amendment.